Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 15, 2004, is by and among PQ Corporation, a Pennsylvania corporation (the “Company”), Niagara Holdings, Inc., a Delaware corporation (“Buyer”), and Niagara Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Buyer (“Acquisition Sub”).

BACKGROUND

A.            Buyer has formed Acquisition Sub for the purpose of merging it with and into the Company and acquiring the Company as a wholly-owned subsidiary of Buyer for an aggregate merger consideration of Six Hundred Twenty Six Million Dollars ($626,000,000) (the “Merger Consideration”).

B.            The Boards of Directors of the Company, Buyer (on its own behalf and as the sole stockholder of Acquisition Sub) and Acquisition Sub have each determined that the transactions contemplated hereby are advisable to and in the best interests of such corporation and, in the case of each of Buyer and Acquisition Sub, its stockholders, have each adopted this Agreement, approved the Merger (as defined below) and have resolved to recommend that their respective shareholders or stockholders vote for the adoption of this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

C.            As a condition to and as an inducement to each of Buyer’s and Acquisition Sub’s willingness to enter into this Agreement, certain shareholders of the Company are, concurrently with the execution and delivery of this Agreement, entering into a voting agreement and irrevocable proxy in their capacities as stockholders in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, such shareholders are agreeing to vote in favor of the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1           Certain Definitions.

The following is a list of terms used in this Agreement and a reference to the Section hereof in which such term is defined:

Term	Section
1995 Plan	Section 2.9
2002 Plan	Section 2.9
2002 Plan Option	Section 2.9
Acquisition Sub	Preamble
Action	Section 3.8
Affected Employees	Section 5.8(a)
Affiliate	Section 3.25
Agents	Section 5.3
Agreement	Preamble
Antitrust Authorities	Section 5.5(d)
Antitrust Law	Section 3.5
Applicable Law	Section 2.10
Articles of Incorporation	Section 3.1
Articles of Merger	Section 2.2
Assets	Section 4.8
BCL	Section 2.1
Best Knowledge of the Company	Section 3.8
Business	Section 3.3
Business Days	Section 2.3
Buyer	Preamble
Buyer Disclosure Letter	Article 4
Bylaws	Section 3.1
Certificate of Merger	Section 2.2
Change in Recommendation	Section 7.1(d)
Closing	Section 2.3
Closing Date	Section 2.3
Code	Section 3.14
Commitment Letters	Section 4.5
Common Stock	Section 2.8
Common Merger Consideration	Section 2.8(a)
Company	Preamble
Company Contracts	Section 3.13(a)
Company Disclosure Letter	Article 3
Company’s Best Knowledge	Section 3.8
Company Subsidiaries	Section 3.3
Confidentiality Agreement	Section 5.4
Constituent Documents	Section 3.1
Court Order	Section 2.10
Debt Financing	Section 4.5
Default	Section 3.3
DGCL	Section 2.1
Dissenting Shares	Section 2.11
DOJ	Section 5.5(b)
Effective Time	Section 2.2
Employee Transition Period	Section 5.8(a)

Term	Section
Encumbrances	Section 3.3
Equity Financing	Section 4.5
ERISA	Section 3.14
ERISA Affiliate	Section 3.14
Equityholders	Section 2.10(g)
Facilities	Section 3.17
Financial Statements	Section 3.6
Financing	Section 4.5
Foreign Plan	Section 3.14
FTC	Section 5.5(b)
GAAP	Section 3.6
Government Entity	Section 3.5
HSE Claims	Section 3.10
HSE Laws	Section 3.10
HSR Act	Section 3.5
Indebtedness	Section 3.7
Indemnified Officers	Section 5.11(a)
Interim Financial Statements	Section 3.6
Interim Balance Sheet	Section 3.6
Interim Balance Sheet Date	Section 3.6
Intellectual Property	Section 3.18(a)
IRS	Section 3.11
ISRA Approval	Section 5.13
Lease	Section 3.13
Leased Real Property	Section 3.13
Letter of Transmittal	Section 2.10(b)
Liability	Section 2.4
Material Adverse Change	Section 3.1
Material Adverse Effect	Section 3.1
Material Subsidiary	Section 3.3
Merger	Section 2.1
Merger Consideration	Preamble
Multiemployer Plan	Section 3.14
Option	Section 2.9
Option Payment Amount	Section 2.9
Ordinary Course of Business	Section 3.3
Other Equity Interests	Section 3.3
Outside Date	Section 7.1(b)(ii)
Owned Real Property	Section 3.17
Payment Agent	Section 2.10
PBGC	Section 3.14
Permits	Section 3.12
Permitted Encumbrances	Section 3.3
Per Share Merger Consideration	Section 2.8(a)
Person	Section 2.12

Term	Section
Personal Property	Section 3.13
Plans	Section 3.14
Plea Agreement	Section 3.10
Preferred Shares	Section 2.8(c)
Preferred Share Redemption Amount	Section 2.8(c)
Preferred Share Redemption Price	Section 2.8(c)
Preferred Stock	Section 2.8(d)
Real Property	Section 3.3
Recapitalization	Section 8.9
Regulations	Section 2.12
Retiree Welfare Plan	Section 3.14
Series A Common Stock	Section 2.8
Series B Common Stock	Section 2.8
Shareholder	Section 2.10(g)
Shareholder Approval	Section 5.2(a)(i)
Shareholders Meeting	Section 5.2(a)(i)
Shares	Section 2.8(a)
Surviving Corporation	Section 2.1
Survivor’s Articles of Incorporation	Section 2.5
Survivor’s Bylaws	Section 2.5
Survivor’s Constituent Documents	Section 2.5
Takeover Proposal	Section 5.3
Tax	Section 3.11
Taxing Authority	Section 3.11
Tax Returns	Section 3.11
Termination Fee	Section 8.9
Updated Interim Financial Statement	Section 5.12(a)
Year-End Financial Statements	Section 3.6

ARTICLE 2
THE MERGER

2.1           The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Business Corporation Law of 1988 of the Commonwealth of Pennsylvania, as amended and supplemented from time to time (the “BCL”), and the Delaware General Corporation Law, as amended and supplemented from time to time (the “DGCL”), Acquisition Sub shall be merged with and into the Company (the “Merger”).  Following the Merger, the Company shall continue as the surviving corporation (the Company, as the surviving corporation after the Merger, is sometimes referred to as the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub shall cease.

2.2           Effective Time. Subject to the terms and conditions set forth in this Agreement, the Articles of Merger substantially in the form attached as Exhibit B hereto (the “Articles of Merger”) and the Certificate of Merger substantially in the form attached as Exhibit C hereto (the “Certificate of Merger”) shall be duly executed by the Company and the

Acquisition Sub and, with respect to the Articles of Merger, thereafter delivered to the Secretary of State of the Commonwealth of Pennsylvania for filing pursuant to the BCL on the Closing Date (as defined below) and, with respect to the Certificate of Merger, thereafter delivered to the Secretary of State of the State of Delaware for filing pursuant to the DGCL on the Closing Date.  The Merger shall become effective at such time as both a properly executed and certified copy of the Articles of Merger is duly filed with the Secretary of State of the Commonwealth of Pennsylvania in accordance with the BCL and a properly executed and certified copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or such later time as Buyer and the Company may agree upon and set forth in the Articles of Merger and the Certificate of Merger (such time as the Merger becomes effective, the “Effective Time”).

2.3           Closing of the Merger. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which shall be no later than the second (2nd) Business Day after satisfaction of the latest to occur of the conditions set forth in Article 6 (except for those conditions set forth in Article 6 which cannot be satisfied until the Closing Date), at the offices of Pepper Hamilton LLP, 400 Berwyn Park, 899 Cassatt Road, Berwyn, Pennsylvania, unless another time, date or place is agreed to in writing by the parties hereto.  “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the Commonwealth of Pennsylvania.

2.4           Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 1929 of the BCL and Section 259 of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Company shall be the Surviving Corporation, all of the properties, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation and all debts, Liabilities and duties of the Company and Acquisition Sub shall become the debts, Liabilities and duties of the Surviving Corporation.  “Liability” means any liability, indebtedness, obligation, commitment, or expense of or by any Person.

2.5           Articles of Incorporation and Bylaws. The Articles of Merger and the Certificate of Merger shall provide that, at the Effective Time, the Articles of Incorporation of the Company in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation (the “Survivor’s Articles of Incorporation”).  The Articles of Merger and Certificate of Merger shall provide that, at the Effective Time, the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (“Survivor’s Bylaws” and with the Survivor’s Articles of Incorporation, the “Survivor’s Constituent Documents”).

2.6           Board of Directors. The directors of Acquisition Sub at the Effective Time, which are listed on Section 2.6 of the Buyer Disclosure Letter, shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Survivor’s Constituent Documents from and after the Effective Time until the earlier of each such director’s death or resignation or such director’s successor is duly elected or appointed and qualified.

2.7           Officers. The officers of the Company at the Effective Time, which are listed on Section 2.7 of the Company Disclosure Letter, shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Survivor’s Constituent Documents from and after the Effective Time until such officer’s successor is duly elected or appointed and qualified.

2.8           Conversion of Shares; Redemption of Preferred Stock.

(a)           At the Effective Time, each share of Series A Common Stock, par value $0.50 per share (the “Series A Common Stock”), and each share of Series B Common Stock, par value $0.50 per share (the “Series B Common Stock” and with the Series A Common Stock, the “Common Stock”) issued and outstanding (together, the “Shares”) immediately prior to the Effective Time (other than (i) Shares held by Buyer, Acquisition Sub or any other Affiliate of Buyer, including Shares held by Buyer as a consequence of a contribution to Buyer by management of the Company in connection with the Merger, (ii) Shares which are Dissenting Shares (as defined below) shall, by virtue of the Merger and without any action on the part of Acquisition Sub, the Company or the holder thereof, be cancelled and converted into and become, subject to the provisions of Section 2.10 and Section 2.12, the right to receive an amount in cash equal to (A) the sum of (1) the Common Merger Consideration plus (2) the aggregate exercise price payable in respect of all Options outstanding immediately prior to the Effective Time divided by (B) the sum of (x) the number of Shares issued and outstanding immediately prior to the Effective Time plus (y) the number of Shares issuable upon the exercise of all Options outstanding immediately prior to the Effective Time (the “Per Share Merger Consideration”), in cash, without interest.  Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the Shares shall have been changed into a different number of shares or a different class by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Per Share Merger Consideration contemplated by the Merger shall be correspondingly adjusted to reflect such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of Shares in order to provide to holders of the Shares the same economic effect as contemplated by this Agreement prior to any such event.  “Common Merger Consideration” means the Merger Consideration minus the Preferred Share Redemption Amount.

(b)           At the Effective Time, each outstanding share of common stock, par value $0.01 per share, of Acquisition Sub shall be converted into one share of common stock, par value $0.50 per share, of the Surviving Corporation.

(c)           The Company shall cause all of the issued and outstanding shares of Preferred Stock (the “Preferred Shares”) to be redeemed pursuant to the terms of its Articles of Incorporation, effective immediately prior to the Effective Time, for a redemption price per Preferred Share equal to $137 plus an amount equal to the unpaid dividends thereon at a rate of $4.11 per share per quarter for each quarterly period commencing with the beginning of the fiscal year in which the date fixed for redemption falls to the quarterly payment date preceding the date fixed for redemption (unless such date is a quarterly payment date in which case such dividends shall include the dividends payable on the quarterly payment date).  The date fixed for redemption shall be the Closing Date and the redemption shall occur immediately prior to the Effective Time.  The amount paid in respect of a Preferred Share being redeemed shall be referred to as the “Preferred Share Redemption Price” and aggregate amount paid in respect of such redemption shall be referred to as the “Preferred Share Redemption Amount.”

(d)           At the Effective Time, all shares of Series A Preferred Stock of the Company, without par value (the “Preferred Stock”), Shares held in the treasury of the Company and the Preferred Stock and Common Stock Shares held by Buyer, Acquisition Sub or any other Affiliate of Buyer immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition Sub, the Company or the holder thereof, be canceled and retired and cease to exist and no payment shall be made with respect thereto.

2.9           Options.

(a)           At the Effective Time, each option to purchase a share of Series A Common Stock issued pursuant to PQ Corporation 1995 Stock Option Plan (the “1995 Plan”) that is exercisable (including by reason of the transactions contemplated by this Agreement) on or immediately prior to the Effective Time (each, a “1995 Option”) shall, by virtue of the Merger and without any action on the part of Acquisition Sub, the Company or the holder thereof, cease to be outstanding, cease to exist, be cancelled and converted into and become, subject to the provisions of Section 2.10 and Section 2.12, the right to receive an amount in cash equal to the Option Payment Amount.  The “Option Payment Amount” means, with respect to any Option outstanding immediately prior to the Effective Time, the remainder, if any, of (i) the Per Share Merger Consideration minus (ii) the exercise price of such Option, in cash, without interest.  Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the Shares shall have been changed into a different number of Shares or a different class by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of Shares, then the Per Share Merger Consideration contemplated by the Merger shall be correspondingly adjusted to reflect such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of Shares.

(b)           Prior to the Effective Time, the Company shall (i) cause each option to purchase a share of Series A Common Stock issued pursuant to the PQ Corporation 2002 Stock Option and Stock Award Plan (each, a “2002 Plan Option,” and together with the 1995 Plan Options, “Options”) to be fully vested immediately prior to the Effective Time by resolution of the Board of Directors of the Company and (ii) either (a) cause the holders of such 2002 Plan Options to fully exercise such 2002 Plan Options prior to the Effective Time, or (b) obtain the consent of each holder of each such unexercised 2002 Plan Option to effect the cancellation of such Option in exchange for the Option Payment Amount payable in respect of such Option pursuant to
Section 2.9(a).  Prior to the Effective Time, the Company shall take all necessary actions to cause all awards of Series A Common Stock, issued and outstanding as of the Effective Time pursuant to the 2002 Plan, to be fully vested immediately prior to the Effective Time.

(c)           All Options and all plans, programs and arrangements providing for the issuance or grant of any interest in respect of the capital stock of the Company including the 1995 Plan and the 2002 Plan shall terminate as of the Effective Time and from and after the Effective Time no holder of Options or any participant in any such plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of the Company or the Surviving Corporation other than the right to receive the Option Payment Amount payable to such holder in accordance with this Section 2.9, Section 2.10 and Section 2.12.

2.10         Payment of Merger Consideration.

(a)           On the Closing Date, Buyer shall make (or cause to be made) the following payments:

(i)            to an account, in the name of a financial institution reasonably acceptable to the Company and the Buyer, which shall act as payment agent (the “Payment Agent”) in effecting the surrender of certificates representing the Shares and the Preferred Shares, by wire transfer of immediately available funds, an amount equal to –

(A)          the Merger Consideration minus

(B)           the sum of (1) the product of (y) the Per Share Merger Consideration, multiplied by (z) the number of Shares of Common Stock held by Buyer, Acquisition Sub or any other Affiliate of Buyer, including Shares of Common Stock held by Buyer as a consequence of a contribution to Buyer by management of the Company in connection with the Merger, and the number of Shares that are Dissenting Shares, and (2) the aggregate Option Payment Amount payable in respect of all Options pursuant to Section 2.9;

(ii)           to an account designated in writing by the Company, by wire transfer of immediately available funds, an amount equal to the aggregate Option Payment Amount payable in respect of Options to be canceled as of the Effective Time pursuant to Section 2.9; and

(iii)          to an account designated in writing by the Surviving Corporation, by wire transfer of immediately available funds, an amount equal to the aggregate Per Share Merger Consideration for the Dissenting Shares.

(b)           From and after the Effective Time, upon the surrender to the Payment Agent of each certificate representing Shares and a duly executed Letter of Transmittal in the form attached as Exhibit D hereto (each, a “Letter of Transmittal”) related thereto, subject to Section 2.12, the holder of such certificate shall be entitled to receive in exchange therefor by check or wire transfer (as selected by such holder and set forth in the Letter of Transmittal) an amount in cash equal to the product of (i) the number of Shares evidenced by such certificate multiplied by (ii) the Per Share Merger Consideration, and such certificate shall, after such surrender, be marked as canceled.

(c)           From and after the Effective Time, upon the surrender to the Payment Agent of each certificate representing Preferred Shares and a duly executed Letter of Transmittal related thereto, subject to Section 2.12, the holder of such certificate shall be entitled to receive in exchange therefor by check or wire transfer (as selected by such holder and set forth in the Letter of Transmittal) an amount in cash equal to the product of (i) the number of Preferred Shares evidenced by such certificate multiplied by (ii) the Preferred Share Redemption Price, and such certificate shall, after such surrender, be marked as canceled.

(d)           From and after the Effective Time, the holder of each Plan Option which was outstanding and unexercised immediately prior to the Effective Time shall be entitled to receive in exchange therefor an amount in cash equal to the Option Payment Amount for each such Option, less applicable withholding pursuant to Section 2.12.

(e)           If any consideration is to be paid to a person other than the person in whose name the certificate representing Shares surrendered in exchange therefor is registered, it shall be a condition to such exchange that the person requesting such exchange shall deliver all documents required to evidence and effect such transfer, as well as such certificate, if applicable, and shall pay to the Surviving Corporation any transfer or other taxes required by reason of the payment of such consideration to a person other than that of the registered holder of the Share, or the certificate, as applicable, so surrendered, or such person shall establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.  If any certificate for Shares shall have been lost, stolen or destroyed, the Payment Agent shall pay such portion of the Merger Consideration as may be required pursuant to this Agreement in exchange therefore upon the making of an affidavit of that fact by the holder thereof and, if required by the Surviving Corporation, (a) in the case of Persons holding in excess of 1% of the outstanding shares of Series A Common Stock immediately prior to the Effective Time, the posting of bond, in such reasonable amount as the Surviving Corporation may direct, and (b) in all other cases, an unsecured indemnity in customary form in favor of the Surviving Corporation, in each case against any claim that may be made against the Surviving Corporation with respect to such certificate.

(f)            At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no transfers of any Common Stock or Preferred Stock.  Until surrendered as contemplated by this Section 2.10, each certificate representing a Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in respect of the Shares, whether or not represented by a certificate, as contemplated by this Article 2.  If, after the Effective Time, certificates previously representing Dissenting Shares are presented to the Surviving Corporation, they shall be canceled, delivered to the Payment Agent and exchanged for the applicable portion of the Merger Consideration, as provided in this Article 2.

(g)           On or prior to the Closing Date, the Company shall deliver to Buyer and the Payment Agent a schedule setting forth the applicable Per Share Merger Consideration, Option Payment Amount and the respective portions of the Merger Consideration to which each Equityholder is entitled, including wire instructions in the case of payments to be made by wire transfer.  For purposes of this Agreement, “Equityholders” means the Shareholders (as defined below) and the holders of Options, which Equityholders are listed on Schedule I hereto.  “Shareholders” means all holders of Common Stock, which holders are listed on Schedule I attached hereto.

(h)           Any portion of the Merger Consideration or the Preferred Share Redemption Amount made available to the Payment Agent pursuant to this Section 2.10 (including any interest received with respect thereto) that remains unclaimed by Equityholders or holders of Preferred Shares one year after the Effective Time will be returned to the Company upon demand; provided, however, that the relevant payment obligation of the Buyer with respect to the amount being returned shall not be discharged.  Neither Buyer nor the Surviving Corporation shall be liable to any Equityholder for cash from the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or other Applicable Law.  “Applicable Law” shall mean, with respect to any Person, such Person’s articles or certificate of incorporation, formation documents, bylaws, trust agreements, or other governing or constitutive documents, if any, and any provision of law, statute, treaty, rule, regulation, ordinance or pronouncement having the effect of law, whether foreign, federal, state or local, in effect on or after the date of this Agreement or any Court Order, whether foreign, federal, state or local to which, in each case, such Person or any of such Person’s properties, operations, business or assets is bound or subject.  Applicable Law includes, without limitation, Antitrust Laws, HSE Laws, Regulations and state and local zoning and building laws.  “Court Order” shall mean any judgment, decision, consent decree, injunction, ruling or order of any federal, state or local court or governmental agency, department or authority that is binding on any Person or its property under Applicable Law.

2.11         Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Shareholder who has not voted in favor of the Merger and properly exercised, and otherwise perfected dissenters rights pursuant to the BCL and does not withdraw or lose the right to appraisal and payment made under the BCL (each, a “Dissenting Share”) shall not be converted into or exchangeable for the right to receive any portion of the Merger Consideration, but shall be entitled to receive such consideration as shall be determined pursuant to the BCL; provided, however, that if such Shareholder fails to perfect or effectively withdraws or loses the right to appraisal and payment under the BCL, each share of Common Stock held by such Shareholder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration, and each such share of Common Stock shall no longer be a Dissenting Share.  The Company shall give prompt notice to Buyer of any demands received by the Company for appraisals of Shares and Buyer shall have the right to participate in all negotiations and proceedings with respect to holders of Dissenting Shares.  The Company shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands.

2.12         Withholding Rights. Each of the Surviving Corporation, Buyer and the Payment Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Regulations with respect to Taxes (as defined below).  If the Surviving Corporation, Buyer or the Payment Agent, as the case may be, so withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which the Surviving Corporation, Buyer or the Payment Agent, as the case may be, made such deduction and withholding.  “Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.  “Regulations” means any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, common law, directives, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other governmental department or agency, including, without limitation, HSE Laws, occupational safety and health regulations, health codes and laws with respect to insurance, energy, public utilities, employment practices, employment documentation, terms and conditions of employment and wages and hours.

2.13         FIRPTA Affidavit. On the Closing Date, the Company shall furnish to Buyer an affidavit, dated the Closing Date, stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period described in Code Section 897(c)(1)(A)(ii).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed to Buyer in a letter (the “Company Disclosure Letter”) delivered to it by the Company prior to the execution of the Agreement (either with specific reference to the representations and warranties in this Article 3 to which the information in such letter relates or otherwise where it is reasonably apparent on its face to which representations and warranties such disclosure is reasonably applicable), the Company represents and warrants to Buyer and Acquisition Sub as follows:

3.1           Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  The Company is duly qualified and licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or license necessary, except where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The copies of the Articles of Incorporation of the Company (the “Articles of Incorporation”) and the bylaws of the Company (the “Bylaws” and with the Articles of Incorporation, the “Constituent Documents”) are complete and correct and in full force and effect and have been made available for Buyer’s inspection.  “Material Adverse Effect” or “Material Adverse Change” means (a) with respect to the Company, any change, event, fact, condition, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect or change on (i) the condition (financial or otherwise), properties, business, results of operations, assets, Liabilities or operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby and (b) with respect to Buyer or Acquisition Sub, any change, event, fact, condition, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect or change on (i) the condition (financial or otherwise), properties, business, results of operations, assets, Liabilities or operations of Buyer and its subsidiaries, taken as a whole, or (ii) the ability of Buyer or Acquisition Sub to consummate the transactions contemplated hereby, provided, however, that the foregoing definitions exclude (i) the effect of any change that is generally applicable to the industry and markets in which the Company and the Company Subsidiaries operate, except to the extent any such effect has a disproportionate effect on the Company and the Company Subsidiaries, (ii) the effect of any change that is generally applicable to the United States economy or securities markets or the world economy or international securities markets, except to the extent any such effect has a disproportionate effect on the Company, (iii) the effect of any change arising in connection with earthquakes, acts of war, sabotage or terrorism, military actions or the escalation thereof, except for any effect resulting from or relating to any such actions or events directly involving the Company or the Company Subsidiaries or their properties, businesses or assets, (iv) the effect of any change in applicable Regulations or accounting rules, (v) any other effect of the public announcement of this Agreement, the transactions contemplated hereby or the consummation of such transactions, (vi) changes in commodity prices, or (vii) any effect which is caused by Buyer’s or Acquisition Sub’s breaches of this Agreement.

3.2           Capitalization.  The total authorized capital stock of the Company consists of 8,800,000 shares of Series A Common Stock, 200,000 Series B Common Stock and 54,224 shares of Preferred Stock.  As of the date of this Agreement, there are 2,499,806 shares of Series A Common Stock, 28,272 Series B Common Stock and 33,426 shares of Preferred Stock outstanding.  All shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights.  No bonds, debentures, notes or other indebtedness of the Company or the Company Subsidiaries having the right to vote on any matters on which the holders of capital stock of the Company may vote are issued or outstanding.  Except for Options to acquire no more than 191,681 shares of Common Stock of the Company issued pursuant to the 1995 Plan and the 2002 Plan, there are no outstanding options, warrants or other rights to acquire capital stock or interests of the Company or the Company Subsidiaries and no preemptive or similar rights, calls, agreements, commitments, arrangements, subscriptions or other rights, convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company or the Company Subsidiaries, obligating the Company or the Company Subsidiaries to issue, deliver, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or the Company Subsidiaries or obligating the Company or the Company Subsidiaries to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment.  Section 3.2 of the Company Disclosure Letter sets forth a true, correct and complete list of (i) the record and beneficial owners of the outstanding shares of Company Common Stock and Preferred Shares, and (ii) all outstanding options to purchase shares of Common Stock and Preferred Stock of the Company, granted pursuant to the 1995 Plan, the 2002 Plan or otherwise as of the date hereof, which list sets forth the name of the holders thereof and, to the extent applicable, the exercise price or purchase price thereof, the number of shares of Company capital stock subject thereto, the governing stock option plan or other arrangement with respect thereto, the vesting terms thereof, and the expiration date thereof.  Except as required by the terms of any Options or the restricted shareholder agreement or other shareholder agreements described in Section 3.2 of the Company Disclosure Letter, there are no (i) outstanding agreements or other obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire (or cause to be repurchased, redeemed or otherwise acquired) any shares of capital stock of the Company or the Company Subsidiaries or (ii) voting trusts or other written agreements or written understandings to which the Company or any Company Subsidiary or, to the Best Knowledge of the Company, any of the Company’s directors or executive officers is a party with respect to the voting of capital stock of the Company or any Company Subsidiary.

3.3           Company Subsidiaries.

(a)           Section 3.3(a) of the Company Disclosure Letter sets forth the name of each entity, whether incorporated or unincorporated, with respect to which the Company owns more than fifty percent (50%) of the issued and outstanding equity interests or any entity of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the Board of Directors, or other persons performing similar functions, is directly or indirectly owned or controlled by such party or one or more of its respective Subsidiaries (collectively, the “Company Subsidiaries”) and the state or jurisdiction of its organization.  Each Company Subsidiary is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority or necessary governmental approvals would not, individually or in the aggregate, have or be reasonably expected to result in a Material Adverse Effect.  Each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.  Section 3.3(a) of the Company Disclosure Letter sets forth the name of each of the Company Subsidiaries that is a “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission) (each, a “Material Subsidiary” and collectively, the “Material Subsidiaries”).

(b)           The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries and the Other Equity Interests (as defined below), there are no proxies with respect to any such shares, and no equity securities of any Company Subsidiary are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is or may be bound to issue, redeem, purchase or sell additional shares of capital stock of any Company Subsidiary or securities convertible into or exchangeable or exercisable for any such shares.  All of such shares so owned by the Company, including Other Equity Interests, are validly issued, fully paid and nonassessable and are owned by it free and clear of any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof (each, an “Encumbrance”), except for Permitted Encumbrances.  “Permitted Encumbrances” means (a) liens for taxes, assessments and other governmental charges not yet due and payable, (b) statutory, mechanics’, laborers’, materialmen’s or similar liens arising in the ordinary course of the Company’s business, conducted through the Company and Company Subsidiaries, of (i) producing silicate, zeolite, and other performance materials serving the detergent, pulp and paper, chemical, petroleum, catalyst, water treatment, construction, and food and beverage markets, and (ii) production of engineered glass materials serving the highway safety, polymer additive, metal finishing and conductive product markets (the “Business”), consistent with the past practice (the “Ordinary Course of Business” or “Ordinary Course”) of the Company and the Company Subsidiaries for sums not yet due, (c) statutory and contractual landlord’s liens under leases pursuant to which the Company or a Company Subsidiary is a lessee and not in Default, (d) with regard to Real Property, any and all matters of record in the jurisdiction where the Real Property is located as do not materially detract from the value or otherwise interfere with the present use and occupancy of any of the Company’s or the Company Subsidiaries’ properties or otherwise interfere with or impair the Company’s or the Company Subsidiaries’ operations of the Business, including, without limitation, restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances and liens, (e) with regard to Real Property, any easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, protrusions, rights and party walls as do not materially detract from the value or otherwise interfere with the present use and occupancy of any of the Company’s or the Company Subsidiaries’ properties or otherwise interfere with or impair the Company’s or the Company Subsidiaries’ operations of the Business, or (f) such other imperfections of title, in each case, as do not materially detract from the value or otherwise interfere with the present use of any of the Company’s or the Company Subsidiaries’ properties or otherwise interfere with, or impair the Company’s or Company Subsidiaries’ operation of the Business.  For purposes of this Agreement, “Default” means (a) any actual breach or default, (b) the occurrence of an event that, with the passage of time, the giving of notice or both would, constitute a breach or default or (c) the occurrence of an event that, with or without the passage of time, the giving of notice or both, would give rise to a right of termination, renegotiation or acceleration.  “Real Property” means all real property owned or leased by or used, or intended by the Company or a Company Subsidiary for use, in connection with the Business, together with all buildings, improvements, fixtures, easements, licenses, options, insurance proceeds and condemnation awards and all other rights of the Company or a Company Subsidiary in or appurtenant thereto.

(c)           Except for the Company Subsidiaries, Section 3.3(c) of the Company Disclosure Letter sets forth all of the Company’s and the Company Subsidiaries’ equity or similar ownership interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, whether direct or indirect, any corporation, partnership, joint venture or other business association or entity that is not a wholly-owned Subsidiary of the Company (“Other Equity Interests”).

(d)           Complete and correct copies of the Constituent Documents of each Company Subsidiary have been made available for Buyer’s inspection and such Constituent Documents are in full force and effect.

3.4           Authority Relative to this Agreement.  The Company has the corporate power and the authority and has taken all corporate action necessary to enter into and deliver this Agreement and to carry out its obligations hereunder other than as contemplated by this Agreement.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company’s Board of Directors, and no other corporate proceedings on the part of the Company, other than obtaining the Shareholder Approval pursuant to Section 5.2, are necessary to authorize this Agreement or the transactions contemplated hereby.  Subject to the foregoing, this Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a valid and binding obligation of Buyer and Acquisition Sub) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

3.5           Consents and Approvals; No Violations.

(a)           Except for filings, Permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the New Jersey Industrial Site Recovery Act, state securities laws or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable anti-trust law or regulation, whether foreign or domestic, (each, an “Antitrust Law”, and collectively, the “Antitrust Laws”), and except where the failure to make any filing with, or to obtain any Permit, authorization, consent or approval of, any Government Entity would not (i) prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement, or (ii) otherwise prevent or delay the Company from performing its obligations under this Agreement, or (iii), individually or in the aggregate, have or be reasonably expected to result in a Material Adverse Effect, or (iv) have a material adverse effect on the ability of the Surviving Corporation, immediately following the Effective Time, to conduct the Business as presently conducted, no filing with, and no Permit, authorization, consent or approval of, any Government Entity is necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby.  “Government Entity” shall mean any court, tribunal, arbitrator, authority, agency, commission, official, body, or other instrumentality of the government of the United States or of any foreign country, any state or any political subdivision of any such government (whether state, provincial, county, city, municipal or otherwise).

(b)           Except for filings, Permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the New Jersey Industrial Site Recovery Act, state securities laws or the HSR Act, the filing and recordation of the Articles of Merger as required by the BCL and the Certificate of Merger as required by the DGCL and Shareholder Approval, no consent or approval of any other party is required to be obtained by the Company or any Company Subsidiary for the execution, delivery or performance of this Agreement or the performance by the Company of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement, or otherwise prevent or delay the Company from performing its obligations under this Agreement or, individually or in the aggregate, have or be reasonably expected to result in a Material Adverse Effect.  Neither the execution, delivery or performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will:

(i)            conflict with or result in any breach of any provisions of the Constituent Documents of the Company or any of the Company Subsidiaries;

(ii)           result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a Default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under or result in the creation of an Encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to any of the terms, conditions or provisions of any Company Contract;

(iii)          violate any Court Order, writ, injunction, decree, statute, rule, Applicable Law or Regulation applicable to the Company, of the Company Subsidiaries or any of their properties or assets;

(iv)          cause the suspension or revocation of any material permits, consent or licenses; or

(v)           require the consent, approval, or authorization of, declaration or notice to or filing or registration with, any governmental or regulatory authority or any Person party to any Company Contract (other than the Company or Company Subsidiary), except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect or to prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement or prevent or delay the Company from performing its obligations under this Agreement.

(c)           Except for the Shareholder Approval, no vote of any holder of equity of the Company or of the holders of any other securities of the Company (equity or otherwise), is required by law, the Constituent Documents of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated by this Agreement.

3.6           Financial Statements.  “Financial Statements” means the Year-End Financial Statements and the Interim Financial Statements (each as defined below).  “Interim Financial Statements” means the unaudited balance sheet of the Company as of the Interim Balance Sheet Date (the “Interim Balance Sheet”) and the unaudited statements of operations of the Company for the period ended on September 30, 2004 (the “Interim Balance Sheet Date”).  “Year-End Financial Statements” means the Company’s consolidated audited balance sheet dated as of December 31, 2003, December 31, 2002 and December 31, 2001 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including all related notes.  The Company has delivered to Buyer complete and correct copies of the Financial Statements.  The Financial Statements have been derived from the accounting books and records of the Company and the Company Subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods presented, subject, in the case of interim unaudited Financial Statements, only to normal year-end adjustments and the absence of notes.  The consolidated balance sheets included in the Financial Statements present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries as at the respective dates thereof, and the consolidated statements of income, statements of income and retained earnings, comprehensive income and cash flows included in such Financial Statements present fairly in all material respects the consolidated statements of income and retained earnings, comprehensive income and cash flows of the Company and the Company Subsidiaries for the respective periods indicated.

3.7           Absence of Certain Changes or Events.  Since December 31, 2003, (i) the Company and the Company Subsidiaries have, in all material respects, conducted its business in the Ordinary Course of Business, consistent with past practice and (ii) there has not been any event, occurrence, development, fact, condition or circumstance that has had or, would reasonably be expected to result in, a Material Adverse Effect.  Since December 31, 2003 neither the Company nor any of the Company Subsidiaries has (a) changed its accounting methods, principles or practices, except for any such change required by reason of a concurrent change in GAAP; (b) revalued any of its material assets, including without limitation, writing off notes or accounts receivables or inventory in excess of reserves, except in the Ordinary Course of Business; (c) redeemed, purchased or otherwise acquired directly or indirectly any of its equity interests or shares of capital stock other than with respect to the Company in the Ordinary Course of Business; (d) declared, set aside, made or paid dividends or other distributions, in cash, stock, property or otherwise with respect to any of its equity interests or shares of capital stock, other than (I) dividends among the Company and the Company Subsidiaries, or (II) that have been paid to the Shareholders or holders of Preferred Shares; (e) incurred, created, assumed or guaranteed any material Indebtedness other than in the Ordinary Course of Business; or (f) amended or authorized any amendment to its articles of incorporation or bylaws.  Since September 30, 2004 neither the Company nor any of the Company Subsidiaries has (a) sold, assigned, leased, licensed or otherwise transferred any of its material assets or properties other than in the Ordinary Course of Business; (b) materially increased the compensation payable to or the benefits afforded any of its employees, directors or officers or increased the rates or terms of any bonus, pension, insurance, severance, deferred compensation, retirement, profit sharing, or other employee benefit plan or compensation or commission arrangement, other than normal periodic increases in the Ordinary Course of Business; (c) cancelled, waived or released any material Indebtedness (as defined below), or any material right or claim other than the cancellation, waiver or release of any right or claim in the Ordinary Course of Business; (d) suffered any material damage, destruction or casualty loss (whether or not covered by insurance) materially adversely affecting its assets; (e) experienced a material, adverse change in relations with its employees or joint venture partners or the suppliers listed on Section 3.23 of the Company Disclosure Letter with which currently it does business; or (f) except as disclosed in the Company Disclosure Letter, taken any action that, if taken after the date of this Agreement would require the consent of Buyer under Section 5.1 (other than Sections 5.1(a), (b), (g), (k), (p), (q) and (u) as it relates to Sections 5.1(a), (b), (g), (k), (p) and (q)).  “Indebtedness” of any Person shall mean, without duplication, (a) all indebtedness of such Person for borrowed money or issued in exchange or substitution for borrowed money (including any pre-payment penalties and costs (including any interest rate swap breakage or associated fees) associated with pre-payment of such indebtedness), (b) all liabilities of such Person evidenced by any note, bond, debenture or other debt security, (c) all liabilities of such Person for the deferred purchase price of property with respect to which such Person is liable, contingently or otherwise, (d) all liabilities under capitalized leases with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations another Person ensures a creditor against loss and (e) all liabilities described in clauses (a) through (d) that are guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase or reimburse) and any prepayment or other fees and penalties and any accrued and unpaid interest on or in respect of the foregoing.

3.8           Litigation.  There is no suit, action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation or unfair labor practice charge or complaint, whether at law or equity, before or by any Government Entity or before any arbitrator, (each, an “Action”) pending or, to the Best Knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries, the outcome of which would reasonably be expected to result in Liability to the Company or any Company Subsidiary in excess of $500,000, nor is there any judgment, decree, injunction, rule or order of any Government Entity or arbitrator outstanding against the Company or any of the Company Subsidiaries which would, individually or in the aggregate, have, or reasonably be expected to result in, a Material Adverse Effect or prevent or delay the consummation of the Merger or the performance by the Company of its obligations under this Agreement.  To the Best Knowledge of the Company, there is no basis for any such Action.  “Best Knowledge of the Company” or “Company’s Best Knowledge’ means the actual knowledge of Stanley W. Silverman, William Levy, Jerry Sheridan, Michael Imbriani, Elaine Simpson, Walter Stickley and Jennifer Bellwoar, and with respect to the Company and Company Subsidiary operations in Europe, Erwin Goede, Warwick Mayall, Jean Philippe Curdy, Alex Ter Sluis and Jerry Sheridan, after reasonable inquiry by such individuals, and does not refer to the knowledge of any other Person.  The inclusion of Walter Stickley and Jennifer Bellwoar as knowledge parties for purposes of the definition of Best Knowledge of the Company and Company’s Best Knowledge shall not waive, or be deemed to be a waiver of, any attorney-client privilege, work-product privilege, or any other applicable privilege which may otherwise exist with respect to confidential attorney-client communications between or among Walter Stickley and Jennifer Bellwoar and Company employees, directors or representatives.

3.9           Absence of Undisclosed Liabilities.  The Company and the Company Subsidiaries do not have any Liabilities, contingent or otherwise, except (a) Liabilities in the respective amounts reflected on or reserved against in the Interim Balance Sheet, (b) Liabilities not required by GAAP to be reflected on a consolidated balance sheet or reflected in the notes thereto, (c) Liabilities incurred in the Ordinary Course of Business consistent with past practice since the Interim Balance Sheet, or (d) Liabilities which would not be material to the Company and the Company Subsidiaries taken as a whole.

3.10         Health, Safety and Environmental Laws and Regulations.

(a)           The Company and each of the Company Subsidiaries and their respective properties and operations (i) have complied with and are in compliance with all applicable Regulations relating to pollution or protection of human safety or health, workplace safety or health, or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “HSE Laws”), which compliance includes, but is not limited to, the possession by the Company and the Company Subsidiaries of all permits and other authorizations of Government Entities required under HSE Laws, current compliance with the terms and conditions thereof, except for non-compliance which, individually or in the aggregate, is not reasonably likely to result in, a Material Adverse Effect;

and (ii) have complied with and are in compliance in all respects with the letter agreement dated as of March 10, 2004 setting forth the plea agreement between PQ Corporation and the United States Attorney’s Office for the District of Maryland (the “Plea Agreement”).

(b)           Neither the Company nor any of the Company Subsidiaries has received written notice of, or is the subject of, any actions, causes of action, claims, demands, or, to the Best Knowledge of the Company, investigations by any Person asserting personal injury, property damages, natural resource damages, or other civil damages, or the Company or any Company Subsidiary’s obligation to conduct investigations or clean-up activities under any HSE Laws or alleging Liability under or non-compliance with any HSE Laws (collectively, “HSE Claims”) which, individually or in the aggregate, has had, or is reasonably likely to result in, a Material Adverse Effect.

(c)           To the Best Knowledge of the Company, there are no facts, circumstances or conditions in connection with the operation of its business or any currently or formerly owned, leased or operated businesses, facilities or properties or any investment properties or any other properties that have led to or would reasonably be expected to lead to any HSE Claims or impositions of any institutional or engineering controls or restrictions on the use or development of properties in the future in the Ordinary Course of Business which, individually or in the aggregate, has had, or would reasonably be expected to result in, a Material Adverse Effect.

(d)           The Company has made available to Buyer or its counsel true and correct copies of (i) all currently relevant, material environmental audit, assessment or investigation reports, and (ii) all other documentation currently materially bearing on the liability of the Company and the Company Subsidiaries under HSE Laws, which are or have been or, after due and reasonable inquiry, should be in the possession of Elaine Simpson, Vice President-Health, Safety and Environmental of the Company, or to the Best Knowledge of the Company, that exist.

3.11         Taxes.

(a)           (i) The Company and the Company Subsidiaries have duly and timely filed with the appropriate Taxing Authority all Tax Returns required to be filed by them (determined after giving effect to any applicable extensions), (ii) such Tax Returns are true accurate and complete in all material respects, and (iii) all Taxes of the Company and the Company Subsidiaries required to be shown on such Tax Returns have been timely paid and all material Taxes otherwise due have been timely paid.  “Tax” or “Taxes” shall mean any (i) tax, duty, fee impost, levy and other charge of a similar nature imposed by any Taxing Authority including, without limitation, any net income, alternative minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, payroll, employment, social security, unemployment, workers compensation, net worth, withholding, FICA, FUTA, value added, gains tax, customs’ duties, excise, estimated, stamp, occupancy, occupation, property or other similar charges, including any interest or penalties thereon, and additions to tax or additional amounts imposed by a Taxing Authority and (ii) any liability for amounts described in clause (i) of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  “Tax Return” shall mean any declaration, return, report, estimate, information return, schedule, statements or other document, including any amendment thereof, filed or required to be filed with or, when none is required to be filed with a Taxing Authority, the statement or other document issued by, a Taxing Authority.  “Taxing Authority” shall mean any federal, state, local or foreign governmental authority, domestic or foreign, which imposes Taxes.

(b)           No federal, state, local or non-US audits, actions or administrative or court proceedings are in process, pending or have been announced in writing with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary wherein an adverse determination or ruling in any one such action or proceeding or in all such actions and proceedings in the aggregate would have or are reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect.  The federal income Tax Returns or the foreign income Tax Returns of the Company and the Material Subsidiaries, as applicable, have been examined by the Internal Revenue Service (“IRS”) or the applicable Taxing Authorities for the periods listed on Section 3.11 of the Company Disclosure Letter, and no material deficiencies were asserted as a result of such examinations that have not been resolved and fully paid or provided for on the face of the Financial Statements in accordance with GAAP.

(c)           There are no outstanding agreements or waivers extending the period with respect to the filing of any Tax Return of the Company or any Company Subsidiary, the making of any assessment or reassessment of Taxes or the payment of any Tax to which the Company or any Company Subsidiary may be subject.

(d)           As of September 30, 2004, the accruals and reserves for Taxes (other than deferred Taxes) established in the Financial Statements were complete and adequate to cover any liabilities for Taxes of the Company and the Company Subsidiaries that were not yet due and payable, and since September 30, 2004, none of the Company or the Company Subsidiaries has incurred any liability for Taxes outside the ordinary course of business.

(e)           No Taxing Authority in a jurisdiction where the Company or a Company Subsidiary does not file Tax Returns has made a claim, assertion or threat that such entity is or may be subject to Tax in such jurisdiction.

(f)            There are no liens for Taxes upon any of the properties or assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable.

(g)           None of the Company or any Company Subsidiary is a party to or bound by (nor will any such entity become a party to or bound by) any tax-indemnity, tax-sharing, or tax-allocation agreement.

(h)           None of the Company or any Company Subsidiary is responsible for the Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i)            None of the Company or any Company Subsidiary has distributed any corporation in a transaction intended to qualify under Code Section 355 within the past two years, nor has the Company or any Company Subsidiary been distributed in a transaction intended to qualify under Code Section 355 within the past two years.

(j)            None of the Company or any Company Subsidiary has entered into any transaction which constitutes a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4), and none of the Company or any Company Subsidiary has entered into a “potentially abusive tax shelter” (as defined in Treasury Regulation Section 301.6112-1).

(k)           Each of the United States Company Subsidiaries that is not a corporation has at all times been properly classified for federal and applicable state income tax purposes as a partnership, and not as an association or publicly traded partnership taxable as a corporation.

(l)            None of the Company or any Company Subsidiary has agreed or is required to make any adjustment pursuant to Section 481(a) of the Code (or similar provision of state, local or foreign law) by reason of a change in the accounting method initiated by such entity, and no such entity has knowledge that any Taxing Authority has proposed any such adjustment or change in accounting method.

(m)          Neither the Company nor any of the Company Subsidiaries will be required to include any income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any material intercompany transaction executed on or prior to the Closing Date, (iii) an excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), or (iv) any installment sale or open transaction disposition made on or prior to the Closing Date.

3.12         Permits.  Section 3.12 of the Company Disclosure Letter sets forth a list of all material permits, consent or licenses, the absence of such individual permit or permits, consent or license would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (“Permit”), which are used in the operation of the Business or otherwise held by the Company, all of which are as of the date hereof, and all of which will be as of the Closing Date, in full force and effect in all material respects.  Neither the Company nor any Company Subsidiary is in material default, nor has the Company or any Company Subsidiary received any written notice of any claim of default, with respect to any such Permit.

3.13         Contracts.

(a)           Section 3.13 of the Company Disclosure Letter sets forth a list of each contract (collectively, the “Company Contracts”) to which the Company or any of the Company Subsidiaries is a party or by which it is bound which:

(i)            provides for annual obligations in excess of $500,000 or is otherwise material to the current business of the Company and the Company Subsidiaries taken as a whole (excluding purchase orders issued or received in the Ordinary Course of Business);

(ii)           contains covenants limiting the freedom of the Company or any of the Company Subsidiaries to engage in any line of business in any geographic area or to compete with any person or entity or restricting the ability of the Company or any of the Company Subsidiaries to acquire equity securities of any person or entity;

(iii)          is a joint venture contract, partnership agreement, or limited liability company agreement or other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of the Company Subsidiaries with any other Person;

(iv)          is an employment or severance contract applicable to any employee of the Company or the Company Subsidiaries, including contracts to employ executive officers and other contracts with officers or directors of the Company or any of the Company Subsidiaries, other than any such contract which by its terms is terminable by the Company or any of the Company Subsidiaries on not more than 60 days’ notice without material Liability;

(v)           relates to, or is evidence of, or is a guarantee of, or provides security for, Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset of the Company);

(vi)          is a lease of Real Property, or a sublease of leased Real Property or other interest in Real Property, (each, a “Lease”), which individually requires an annual payment in cash of $25,000 or more by the Company or any Company Subsidiary to an unaffiliated third party or is otherwise material to the use or operation of any Real Property used by the Company or any Company Subsidiary (the “Leased Real Property”);

(vii)         relates to the sale or acquisition, directly or indirectly, of assets in excess of $1,000,000 either in market or book value since December 31, 2003, other than sales of products or services of the Company in the Ordinary Course of Business;

(viii)        is a lease or agreement under which the Company or any Company Subsidiary is a lessor of or permits any third party to hold or operate any Real Property or material Personal Property, owned or controlled by the Company or any Company Subsidiary.  “Personal Property” means all machinery, equipment, furniture, fixtures, motor vehicles, other miscellaneous supplies, tools, fixed assets and other tangible personal property owned or leased by or used, or intended by the Company or a Company Subsidiary for use, in connection with the Business;

(ix)           is a license or other agreement of the Company or any Company Subsidiary relating to the use of Intellectual Property, except for any of the foregoing related to the use of generally available computer software; or

(x)            is a written agreement for the purchase or sale of a business or assets not in the Ordinary Course of Business which provides for currently enforceable indemnification obligations of the Company.

(b)           With respect to each of the Company Contracts:

(i)            such contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon the Company or the Company Subsidiary, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law, and, to the Best Knowledge of the Company, each other party thereto and is in full force and effect;

(ii)           there is no material or claim of material Default thereunder by the Company, or the Best Knowledge of the Company, by any other party thereto, and no event has occurred which, with the passage of time or the giving of notice (or both), would constitute a material Default thereunder by the Company, or to the Best Knowledge of the Company, by any other party thereto, or would permit material modification, acceleration or termination thereof.  The Company has not received a written notice of the termination of any Company Contract from the counterparty to such Company Contract.

3.14         Employee Benefit Plans.

(a)           Section 3.14 of the Company Disclosure Letter sets forth a list, which is complete and accurate in all material respects, of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, equity-based award, severance or termination pay, hospitalization or other medical, accident, disability, life or other insurance, supplemental unemployment benefits, fringe and other welfare benefit, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any Company Subsidiary or by any trade or business, whether or not incorporated, that, together with the Company or any Company Subsidiary, would or would have been at any date of determination occurring within the preceding six years, deemed a “single employer” within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974 (“ERISA”), or considered as being members of a controlled group of corporations, under common control, or members of an affiliated service group within the meaning of Subsections 414(b) or (c) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) or Section 4001(a)(14) of ERISA (each such Company Subsidiary, trade, business or member an “ERISA Affiliate”), in each case for the benefit of any employee or terminated employee of the Company or any ERISA Affiliate (the “Plans”).  As used herein, the term “Multiemployer Plan” means each Plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA; the term “Foreign Plan” means each Plan that is primarily for the benefit of employees or terminated employees of the Company or any ERISA Affiliate resident outside of the United States.

(b)           With respect to each Plan, to the extent applicable, the Company has heretofore made available or has caused to be made available, or will make available or cause to be made available prior to the Closing, to Buyer true and complete copies of the following documents:

(i)            a copy of each written Plan including all amendments thereto;

(ii)           for the three (3) most recent Plan years, a copy of annual reports on Form 5500, financial statements and actuarial reports, if required under ERISA or other applicable Regulation;

(iii)          a copy of the most recent summary plan description required under ERISA or other applicable Regulation with respect thereto and copies of any summary of material modifications prepared since the date thereof;

(iv)          if the Plan is funded in whole or in part through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and

(v)           the most recent determination letter received from the IRS with respect to each Plan intended to qualify under Section 401 of the Code.

(c)           Each Plan (other than a Multiemployer Plan) intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code and, to the Best Knowledge of the Company, no circumstances exist which would be reasonably be expected to adversely affect such qualification or determination.

(d)           No Plan (other than a Multiemployer Plan) or any trust established thereunder that is subject to Section 302 of ERISA and Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Plan ended prior to the Effective Time.  All contributions required to be made with respect to each Plan (whether pursuant to the terms of any Plan or otherwise) on or prior to the Effective Time have been timely made.  Neither the Company nor any ERISA Affiliate has any currently due, unpaid Liability under Title IV of ERISA.  As of the date of this Agreement, neither the Company nor any ERISA Affiliate has any unpaid withdrawal liability with respect to any Multiemployer Plan to which the Company or such ERISA Affiliate has contributed or has been obligated to contribute.  In the event the Company and each ERISA Affiliate withdrew as of the Effective Time in a “complete withdrawal” (as defined in Section 4203 of ERISA) from all Multiemployer Plans to which any of them has contributed or been obligated to contribute, and as of the Effective Time were to have a cessation of contributions or other form of withdrawal from all Multiemployer Plans that are “welfare benefit plans” (as defined under Section 3(2) of ERISA) the aggregate Liability incurred by the Company and each ERISA Affiliate (whether under the terms of any such Plan, pursuant to a collective bargaining agreement or otherwise) would not, individually or taken together with amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.14, have, or reasonably be expected to result in, a Material Adverse Effect.

(e)           Neither the Company, nor, to the Best Knowledge of the Company, any ERISA Affiliate, has engaged in a “prohibited transaction” under ERISA or the Code, a breach of fiduciary duty, (or similar transaction with respect to a Foreign Plan), in connection with which the Company or the ERISA Affiliate could be subject to Liability, including penalties, excise taxes, or joint and several Liability provisions of ERISA or the Code relating to employee benefit plans that would be material to the Company and the Company Subsidiaries taken as a whole.

(f)            Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Regulations, including ERISA and the Code, except where such noncompliance, individually, or taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.14 would not have, or be reasonably expected to result in, a Material Adverse Effect.

(g)           The consummation of the transactions contemplated by this Agreement will not alone or in combination with any other event (1) entitle any current or former employee, director, officer or consultant of the Company or any ERISA Affiliate to severance pay or any other payment, except as expressly provided in this Agreement, (2) accelerate the time of payment or vesting, or increase the amount of compensation or any other benefit due any such employee, director, officer or consultant, or (3) accelerate the time of, or increase, the payment or contribution to any Plan.

(h)           No amounts payable under any Plan will fail to be deductible for U.S. federal income Tax purposes by reason of Section 280G of the Code solely by reason of the Merger.

(i)            Neither the Company nor any ERISA Affiliate has announced any plan or legally binding commitment to create any Plans which are intended to cover employees or former employees of the Company or any ERISA Affiliate or to amend or modify any existing Plan in any material respect.

(j)            There are no pending or, to the Best Knowledge of the Company, threatened or anticipated actions, suits or claims by or on behalf of any Plan, by any employee or beneficiary covered under any Plan, or otherwise involving any such Plan (other than routine claims for benefits) that would, individually, or taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.14, have or be reasonably likely to result in a Material Adverse Effect.

(k)           No Plan is under audit or, to the Best Knowledge of the Company, investigation by the PBGC, the U.S. Department of Labor, the U.S. Internal Revenue Service or any other Government Entity.  No such audit or investigation is pending or, to the Best Knowledge of the Company, threatened.

(l)            No Plan provides death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (each, a “Retiree Welfare Plan”) other than (i) coverage mandated by applicable Regulations, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as Liabilities in the Financial Statements, or (iv) benefits, the full cost of which is borne by the current or former employee (or his beneficiary).  To the Best Knowledge of the Company, no condition exists which would prevent the Company or an ERISA Affiliate, as the case may be, from amending or terminating any such Retiree Welfare Plan without incurring Liability in excess of accrued benefits payable as of the date of such amendment or termination except as would not, individually or in the aggregate, reasonably be expected to result in material Liability of the Company or any ERISA Affiliate.

(m)          With respect to each Foreign Plan, (i) such Plan has been operated and administered in all material respects in compliance with all applicable requirements of such Plan and applicable Regulations, except to the extent that any such non-compliance would not, individually or taken together with amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.14, have, or reasonably be expected to result in, a Material Adverse Effect; (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements therefor; (iii) if intended or required to be funded and/or reserved is fully funded and/or a reserve with respect thereto is included in the Financial Statements, as the case may be, based upon reasonable actuarial assumptions; (iv) no material Liability (other than a Liability related to the payment of benefits which is fully funded or reflected as a Liability on the Financial Statements) exists or could reasonably be expected to be imposed upon the assets of the Company or any ERISA Affiliate with respect to such Foreign Plan; and (v) each such Foreign Plan may be amended or terminated without material Liability of the Company or any ERISA Affiliate.

(n)           Neither the Company nor any Company Subsidiary has participated in a pension plan for the benefit of employees in the UK other than the Foreign Plans disclosed in Section 3.14 of the Company Disclosure Letter.

(o)           No employee or former employee of the Company or any Company Subsidiary has transferred to the Company or any Company Subsidiary under a “relevant transfer” (as defined in the local legislation of the applicable member state of the European Union implementing the Acquired Rights Directive 2001/23/EC) who at any time prior to the relevant transfer was a member of an occupational person scheme.

3.15         Labor Matters.  Section 3.15 of the Company Disclosure Letter sets forth each collective bargaining agreement or other labor agreement with any union or labor organization to which the Company or a Company Subsidiary is a party.  To the Company’s Best Knowledge, there is currently no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of the Company or a Company Subsidiary.  Neither the Company nor any Company Subsidiary has made any commitment not in collective bargaining agreements listed on Section 3.15 of the Company Disclosure Letter that would require the application of the terms of any collective bargaining agreements entered into by the Company or a Company Subsidiary to the Buyer or to any Subsidiary of the Buyer (other than the Company or a Company Subsidiary ).  There is no active arbitration under any collective bargaining agreement involving the Company or any Company Subsidiary which would, individually or in the aggregate, have, or reasonably be expected to result in, a Material Adverse Effect.  There is no unfair labor practice, grievance, employment discrimination or other labor or employment related charge, complaint or claim against the Company or any Company Subsidiary pending before any court, arbitrator, mediator or governmental agency or tribunal, or, to the Company’s Best Knowledge, threatened, which, with respect to threatened matters is reasonably likely to be material to the Company.  To the Best

Knowledge of the Company, the Company and Company Subsidiaries are not, and have not been, engaged in any unfair labor practices as defined in the National Labor Relations Act or similar applicable Regulations, ordinance or regulation.  There is no strike, picketing or work stoppage by, or any lockout of, employees of the Company or any Company Subsidiary pending or, to the Company’s Best Knowledge, threatened, against or involving the Company or any Company Subsidiary.  There is no active arbitration under any collective bargaining agreement involving the Company or any Company Subsidiary regarding the employer’s right to move work from one location or entity to another, or to consolidate work locations, or involving other similar restrictions on business operations.  There is no arbitration, administrative agency proceeding, suit or claim pending, or, to the Company’s Best Knowledge, threatened, involving the “New Businesses”, “Neutrality Letter”, and “Old Business Letter” provisions or similar provisions contained in any collective bargaining agreement to which the Company or any Company Subsidiary is a party.  There is no proceeding, claim, suit, action or governmental investigation pending or, to the Company’s Best Knowledge, threatened, in respect of which any director, officer, employee or agent of the Company or any Company Subsidiary is or may be entitled to claim indemnification from the Company or any Company Subsidiary pursuant to their respective charters or bylaws or as provided in the Company Contracts listed on Section 3.13 of the Company Disclosure Letter, which is reasonably likely to have a Material Adverse Effect.

3.16         Title to Property.  Each of the Company and the Company Subsidiaries (a) has good and marketable title to all of its properties, assets and other rights that would not constitute real property, free and clear of all Encumbrances and other Encumbrances not likely to have a Material Adverse Effect, except for Permitted Encumbrances, and (b) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible, used by, or necessary for the conduct of, its business, except where the failure to own such assets or have such valid leasehold interests or such valid contractual rights would not, individually or in the aggregate, have or be reasonably likely to result in a Material Adverse Effect.

3.17         Property; Facilities.

(a)           Section 3.17 of the Company Disclosure Letter sets forth as of the date hereof all Real Property owned in fee by the Company or a Company Subsidiary, including, without limitation, all rights, easements and privileges appertaining or relating thereto, all buildings, fixtures and improvements located thereon and all plants, offices, warehouses, improvements, administration buildings and all Real Property (as defined below) and related facilities (“Facilities”) thereon, if any (“Owned Real Property”) and contains a list of all leases, franchises and similar material agreements creating, or materially modifying or altering rights to such Company Owned Real Property, excluding (i) zoning or use restrictions which do not appear on title insurance reports in the possession of the Company or a Material Subsidiary and (ii) all applicable zoning ordinances, regulations, statutes and restrictions for the governing municipality or other Government Entity where each such parcel of Company Owned Real Property is located.  The Company or one of the Company Subsidiaries has good and marketable title to such Company Owned Real Property.  As of the Closing, the Company or one of the Company Subsidiaries will own such Company Owned Real Property, free and clear of all Encumbrances of any nature whatsoever other than Permitted Encumbrances and other Encumbrances not likely to have a Material Adverse Effect.

(b)           Section 3.17 of the Company Disclosure Letter sets forth a list of every Lease with respect to Leased Real Property.  All material Leased Real Property is held by the Company or any Company Subsidiary under valid and outstanding Leases or subleases (as the same may have been amended or modified) which are in full force and effect and neither the Company nor any Company Subsidiary has received written notice of any material breach or Default, or cancellation or termination under any Lease, and the Company has no Knowledge of any condition, event or circumstance which, with notice, lapse of time or both, would constitute a material breach or Default under any such Lease.

(c)           The Owned Real Property and the Leased Real Property constitute all of the Real Property.

(d)           To the Best Knowledge of the Company, there is no, and the Company or applicable Company Subsidiary has not received written notice of an existing or threatened: (i) special tax or special assessment to be levied against any Real Property; or (ii) change in the zoning classification of any Real Property from that in effect on the date of this Agreement which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(e)           the Company or any Company Subsidiary, as applicable, has not received written notice of a proceeding in eminent domain or other similar proceedings affecting any Real Property that would have, individually or in the aggregate, a Material Adverse Effect.  To the Best Knowledge of the Company, there exists no writ, injunction, decree, Court Order or judgment outstanding relating to the ownership, lease, use, occupancy or operation by any Person or entity of any of the Real Property that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)            To the extent necessary for the operation of the businesses as currently conducted, all utility services or systems for the Real Property have been installed and are operational and sufficient in all material respects for the services conducted at such property.  There are reasonably sufficient rights of egress and access to the Real Property necessary for the conduct of the business thereon as presently conducted.

3.18         Intellectual Property Rights.

(a)           The Company and the Company Subsidiaries own, free of Encumbrances other than Permitted Encumbrances, or have a valid and binding license to use, all Intellectual Property material to the conduct of the businesses of the Company and the Company Subsidiaries taken as a whole.  “Intellectual Property” means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, copyrights and copyright rights, know-how and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing, and computer and network software programs and trade secrets and trade secret rights.

(b)           Except for defaults that would not, individually or in the aggregate, have or be reasonably expected to result in a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property, and (ii) to the Best Knowledge of the Company, (A) all Intellectual Property material to the conduct of the businesses of the Company and the Company Subsidiaries taken as a whole and owned by the Company or any of the Company Subsidiaries is not being infringed by any third party, and (B) neither the Company nor any Company Subsidiary is infringing any Intellectual Property of any third party.

(c)           There is no pending or, to the Best Knowledge of the Company, threatened claim or dispute regarding the ownership, legality, validity, enforceability, registration, or use by the Company or any Company Subsidiary, of any Intellectual Property and to the Best Knowledge of the Company, consummation of the transactions contemplated hereby will not result in the loss of use of any Intellectual Property material to the Company’s business.

3.19         Takeover Statute.  No state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute (other than the BCL) is applicable to the Merger or the other transactions contemplated hereby.  Subchapters D, E, F, G, H, I and J of Chapter 25 of the BCL do not apply to this Agreement or the transactions contemplated hereby.

3.20         Brokers; Opinion of Financial Advisor.  Except for Credit Suisse First Boston LLC and Harris Nesbitt Corp., no person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company.

3.21         Transactions with Affiliates.  Section 3.21 of the Company Disclosure Letter lists all transactions, contracts and understandings between or among the Company or any Company Subsidiary, on the one hand, and any present or former officer, director or employee of the Company or any Company Subsidiary or any of their immediate family members (other than employee compensation in the Ordinary Course of Business) or record or beneficial owner of three percent or more of any voting securities of the Company or any Affiliate thereof, on the other hand, during the three year period prior to the date hereof.

3.22         Insurance Coverage.  Section 3.22 of the Company Disclosure Letter contains a list and summary description of all material insurance policies maintained as of the date hereof by or on behalf of the Company or the Company Subsidiaries.  All such policies are in full force and effect and all premiums due thereon have been paid.  Neither the Company nor any of the Company Subsidiaries is in Default (and with the giving of notice or lapse of time or both, would not be in Default) under any such insurance policy in any material respect.  The Company maintains insurance coverage reasonably adequate for the operation of the businesses of the Company and the Company Subsidiaries taken as a whole.  The insurance maintained by the Company insures against risks to the extent and in the manner reasonably deemed appropriate and sufficient by the Company, and the coverage provided thereunder will not be materially and adversely affected by the Merger.

3.23         Suppliers.  Set forth in Section 3.23 of the Company Disclosure Letter is a list of the ten largest suppliers of the Company and the Company Subsidiaries based on the dollar value of products purchased by the Company for the fiscal year ended December 31, 2003.  Since such date, there has not been, nor as a result of the Merger is there reasonably anticipated to be, any material change in relations with any of the major suppliers of the Company and the Company Subsidiaries.

3.24         Compliance with Laws.

(a)           Neither the Company nor any Company Subsidiary is in violation of, or has violated, any Applicable Laws, except for violations which have not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any Company Subsidiary has been given written notice of, and to the Best Knowledge of the Company, neither the Company nor any Company Subsidiary is being investigated with respect to, and has not been threatened to be charged with, any material violation of any Applicable Law.

(b)           None of the Company, any of the Company Subsidiaries or, to the Best Knowledge of the Company, any directors, officers, agents or employees of the Company or any of the Company Subsidiaries has (on behalf of the Company or any Company Subsidiary) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

3.25         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3, none of the Company, any Affiliate (as such term is defined below) of the Company or any other Person makes any representations or warranties, whether express or implied, oral or written, and the Company hereby disclaims any other representations or warranties, whether express or implied, whether made by the Company, any Company Subsidiary or any Affiliate of the Company, any Company Subsidiary or any of their respective officers, directors, employees, agents or representatives, with respect to the Company, the Company Subsidiaries, their respective Affiliates, or their respective businesses, the execution and delivery of this Agreement, or the transactions contemplated hereby, notwithstanding the delivery or disclosure to Buyer or Acquisition Sub or its representatives of any documentation or other information with respect to any one or more of the foregoing.  “Affiliate” means, with respect to any Person (as defined below), any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF BUYER AND ACQUISITION SUB

Except as otherwise disclosed to Company in a letter (the “Buyer Disclosure Letter”) delivered to it by the Buyer and the Acquisition Sub prior to the execution of the Agreement (either with specific reference to the representations and warranties in this Article 4 to which the information in such letter relates or otherwise where it is reasonably apparent on its face to which representations and warranties such disclosure is reasonably applicable), each of the Buyer and the Acquisition Sub represents and warrants to the Company as follows:

4.1           Organization.  Each of Buyer and Acquisition Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of Buyer and Acquisition Sub is duly qualified and licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or license necessary, except where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Copies of the charter documents of each of Buyer and Acquisition Sub, and all amendments thereto, heretofore delivered to the Company, are accurate and complete as of the date hereof.

4.2           Authorization.  Each of Buyer and Acquisition Sub has the corporate power and the authority and has taken all corporate action necessary to enter into and deliver this Agreement and to carry out its obligations hereunder except as contemplated by this Agreement.  The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly approved by the Boards of Directors of Buyer and Acquisition Sub and by Buyer as the sole stockholder of Acquisition Sub.  No other corporate proceedings on the part of Buyer or Acquisition Sub are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Buyer and Acquisition Sub and, assuming the due authorization, execution and delivery hereof by the Company, is the legal, valid and binding obligation of each of Buyer and Acquisition Sub, enforceable against each in accordance with its terms.

4.3           Consents and Approvals; No Conflict or Violation.

(a)           Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities laws or Antitrust Laws and except for the filing and recordation of the Articles of Merger as required by the BCL, no consent or approval of any other party is required to be obtained by Buyer, Acquisition Sub or any of their Affiliates for the execution, delivery or performance of this Agreement or the performance by the Company of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement, or otherwise prevent or delay the Buyer or the Acquisition Sub from performing their respective obligations under this Agreement or, individually or in the aggregate, have or be reasonably expected to result in a Material Adverse Effect.

(b)           Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities laws or the HSR Act, and except where the failure to make any filing with, or to obtain any permit, authorization, consent or approval of, any Government Entity would not (i) prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement, or (ii) otherwise prevent the Buyer or the Acquisition Sub from performing their respective obligations under this Agreement, or (iii) individually or in the aggregate have or be reasonably expected to result in a Material Adverse Effect, or (iv) have a material adverse effect on the ability of the Surviving Corporation, immediately following the Effective Time, to conduct the Business as presently conducted, no filing with, and no permit, authorization, consent or approval of, any Government Entity is necessary for the execution, delivery and performance of this Agreement by the Buyer or the Acquisition Sub and the consummation by the Buyer and the Acquisition Sub of the transactions contemplated hereby.

(c)           Neither the execution, delivery or performance of this Agreement by the Buyer and the Acquisition Sub, nor the consummation by the Buyer and the Acquisition Sub of the transactions contemplated hereby or thereby, nor compliance by the Buyer and the Acquisition Sub with any of the provisions hereof or thereof, will:

(i)            conflict with or result in any breach of any provisions of the articles or certificate of incorporation or bylaws of Buyer or the Acquisition Sub;

(ii)           result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a Default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under any of the terms, conditions or provisions of any contract to which either Buyer or the Acquisition Sub is bound;

(iii)          violate any Court Order applicable to Buyer or the Acquisition Sub, or any of their properties or assets;

(iv)          cause the suspension or revocation of any Permits; or

(v)           require the consent, approval, or authorization of, declaration or notice to or filing or registration with, any governmental or regulatory authority or any Person party to any contract to which either Buyer or the Acquisition Sub is bound (other than the Buyer and the Acquisition Sub), except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not, individually or in the aggregate, have, or reasonably be expected to result in, a Material Adverse Effect, or to prevent or delay the consummation of the Merger or the transactions contemplated by this Agreement or prevent or delay Buyer and the Acquisition Sub from performing their obligations under the Agreement.

(vi)          No vote of any holder of equity of either the Buyer or the Acquisition Sub (equity or otherwise), is required by law, the articles or certificate of incorporation or bylaws of Buyer or the Acquisition Sub or otherwise in order for the Buyer and Acquisition Sub to consummate the Merger and the transactions contemplated by this Agreement.

4.4           No Prior Activities.  Except in connection with its incorporation, capitalization or negotiation and consummation of this Agreement and the transactions contemplated hereby (including the transactions contemplated by the Commitment Letters), Acquisition Sub has neither incurred any obligation or Liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

4.5           Financial Ability.  Buyer has received (i) debt commitment letters from certain lenders committing such lenders to provide to Buyer debt financing for the transactions contemplated by this Agreement (the “Debt Financing”), subject to the terms and conditions set forth therein, and (ii) equity commitment letters from certain sponsors committing such sponsors to provide to Buyer equity financing for the transactions contemplated by this Agreement (“Equity Financing,” and together with the Debt Financing, the “Financing”), subject to the terms and conditions set forth therein.  Attached hereto as Exhibit E are accurate and complete copies of such debt and equity commitment letters (collectively, the “Commitment Letters”).  The Commitment Letters are in full force and effect, enforceable in accordance with their terms, duly authorized by the parties thereto and have not been amended, modified or supplemented in any manner.  Upon the consummation of the Financing on the terms and conditions set forth in the Commitment Letters (without the waiver of any terms or provisions not consented to by Buyer), Buyer will have on the Closing Date sufficient funds necessary for the payment in cash of the entire Merger Consideration and expenses and costs relating to the negotiation, execution and performance of the obligations of the Parties hereunder, and for Buyer and Acquisition Sub to otherwise perform their respective obligations with respect to the transactions contemplated by this Agreement.

4.6           Compliance with Law.  Each of Buyer and Acquisition Sub is in compliance with all Applicable Laws which would affect its ability to perform its obligations hereunder.  There is no Action pending or, to the knowledge of Buyer and Acquisition Sub, threatened against Buyer or Acquisition Sub that would affect their respective abilities to perform their respective obligations hereunder.

4.7           Brokers.  None of Buyer, Acquisition Sub or any of their respective officers, directors, employees or shareholders has entered into nor will enter into any contract, agreement, arrangement or understanding with any broker, finder or similar agent or any Person which will result in the obligation of Buyer, the Company, the Surviving Corporation or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.8           No Additional Representations; Disclaimer Regarding Estimates and Projections.

(a)           Buyer and Acquisition Sub acknowledge that none of the Company, any Company Subsidiary, their respective Affiliates or any other Person acting on behalf of any of them has made (i)  any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any of the Assets of or held by the Company or any Company Subsidiary, or (ii)  any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, the Company Affiliates, any of their respective Affiliates or the Business, in each case except as expressly set forth in this Agreement or any ancillary agreement or Exhibit delivered in connection herewith or as and to the extent required by this Agreement to be disclosed on the Company Disclosure Letter hereto.  Buyer and Acquisition Sub further agree that none of Company, any Company Subsidiary, their respective Affiliates or any other Person acting on behalf of any of them will have or be subject to any Liability, except as specifically set forth in this Agreement or claims of fraud, to Buyer,

Acquisition Sub or any other Person resulting from the distribution to Buyer, for Buyer’s use, of any such information, including, without limitation, the Confidential Information Memorandum distributed to the Buyer and any information, document or material made available to Buyer in certain “data rooms,” (whether electronic or otherwise) management presentations or any other form in expectation of the transactions contemplated by this Agreement.  “Assets” means all of the Company’s and Company Subsidiaries’ right, title and interest in and to the business, properties, assets and rights of any kind, whether tangible or intangible, real or personal, and constituting, or used in connection with, or related to, the Business owned by the Company or a Company Subsidiary or in which the Company or a Company Subsidiary has any interest.

(b)           In connection with Buyer’s investigation of the Company and Company Subsidiaries, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the business and the Company and certain business plan information.  Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts.  Accordingly, the Company makes no representation or warranty with respect to such estimates, projections and other forecasts and plans, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts.

ARTICLE 5
COVENANTS

5.1           Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 5.1 of the Company Disclosure Letter, during the period from the date hereof through the Effective Time, the Company will conduct its and Company Subsidiaries’ operations in the Ordinary Course of Business and, to the extent consistent therewith, seek to preserve intact its and Company Subsidiaries business organizations, keep available the service of its and Company Subsidiaries’ current officers and employees and preserve its and Company Subsidiaries’ relationships with customers, suppliers and others having business dealings with it and Company Subsidiaries.  Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described on Section 5.1 of the Company Disclosure Letter and except as prohibited by Applicable Law, during the period from the date hereof through the Effective Time, the Company will not, and will not permit Company Subsidiaries to, without the prior written consent of Buyer, which consent shall not be unreasonably delayed or withheld:

(a)           propose to its shareholders to amend or amend its Constituent Documents in any respect, except as contemplated by this Agreement;

(b)           authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class or any other securities or equity equivalents (including, without limitation, any options or appreciation rights), except for the issuance and sale of Shares pursuant to options or warrants granted under the 1995 Plan, 2002 Plan or otherwise prior to the date hereof;

(c)           split, combine or reclassify any Shares, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the Shares, make any other actual, constructive or deemed distribution in respect of the Shares or otherwise make any payments to the Shareholders in their capacity as such other than declaration, setting aside or payment of dividends payable to the holders of equity securities of the Company as listed in Section 5.1(c) of the Company Disclosure Letter;

(d)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

(e)           (i) incur or assume any Indebtedness for borrowed money or issue any debt securities, except for trade payables and borrowings under the existing revolving credit facility, (ii) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other person, except in the Ordinary Course of Business, (iii) make any loans, advances or capital contributions to or investments in any other Person, except for loans or advances to employees, in each case in the Ordinary Course of Business, or (iv) mortgage or pledge any of its or Company Subsidiaries’ material Assets, or create or suffer to exist any material Encumbrance thereupon, except for Permitted Encumbrances;

(f)            enter into any agreement or arrangement that materially limits or restricts the business of the Company or Company Subsidiaries or that would, after the Closing, materially limit or restrict Buyer or any of its Affiliates from engaging in the business currently conducted by the Company and Company Subsidiaries;

(g)           except as may be required by law, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any Company Subsidiary in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any Company Subsidiary or pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of appreciation rights or performance units); provided, however, that this paragraph (g) shall not prevent the Company or any Company Subsidiary from (i) entering into employment agreements with employees (other than directors and officers) in the Ordinary Course of Business and not involving base compensation in excess of $100,000 or (ii) increasing annual compensation and/or providing for or amending bonus arrangements for employees (other than directors and officers) in the Ordinary Course of compensation reviews to the extent that such compensation increases and new or amended bonus arrangements do not result in a material increase in benefits or compensation expense to the Company or any Company Subsidiary;

(h)           acquire, sell, pledge, lease, transfer or dispose of any assets, including, without limitation, any Real Property, in any single transaction or series of related transactions having a fair market value in excess of $2,000,000 in the aggregate;

(i)            except as may be required as a result of a change in law or change in GAAP, change any of the accounting principles or practices used by it;

(j)            materially amend or modify or terminate any material Company Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary thereunder, except in the Ordinary Course of Business;

(k)           (i) acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization or division thereof or any equity interest therein, (ii) enter into any contract or agreement other than in the Ordinary Course of Business which would be material to the Company, or (iii) authorize any new capital expenditure or expenditures which individually is in excess of $2,000,000 or in the aggregate are in excess of $5,000,000; provided, that none of the foregoing shall limit any capital expenditure required pursuant to existing contracts;

(l)            violate the Plea Agreement;

(m)          fail to maintain its corporate existence;

(n)           fail to use commercially reasonable efforts to have in effect and maintain at all times all insurance of the kinds, in the amounts and with the insurers as is presently in effect;

(o)           other than in the Ordinary Course of Business consistent with past practices, fail to keep in working condition and proper order and repair all of its machinery, equipment, assets and other properties, normal wear and tear excepted, or fail to operate and maintain the Facilities;

(p)           fail to perform or satisfy material obligations of the Company and Company Subsidiaries under all material Company Contracts, each in the Ordinary Course of Business consistent with past practices and in accordance with the Company’s current operating budgets that have been provided or made available to Buyer;

(q)           fail to maintain levels of inventory and working capital, each in the Ordinary Course of Business consistent with past practices and in accordance with the Company’s current operating budgets that have been provided or made available to Buyer;

(r)            settle or compromise any pending or threatened suit, action or claim (i) for an amount in excess of $500,000, (ii) which relates to the transactions contemplated hereby or (iii) the settlement or compromise of which would have a Material Adverse Effect on the Company;

(s)           make any material, or change any existing material, Tax election or settle or compromise any Tax Liability material to the Company and Company Subsidiaries;

(t)            revalue in any material respect any of the Assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the Ordinary Course of Business; or

(u)           take or agree to take any of the actions described in Sections 5.1(a) through 5.1(t) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect.

5.2           Approval of Shareholders.

(a)           The Company shall, as promptly as practicable after the date hereof, take all action necessary in accordance with the BCL and Constituent Documents to:

(i)            convene a meeting of (the “Shareholders Meeting”), or obtain the written consent from, the Shareholders for the purpose of considering, approving and adopting this Agreement and the transactions contemplated hereby (the “Shareholder Approval”);

(ii)           include in the written notice and proxy statement for such Shareholder Approval the recommendation of the Board of Directors of the Company that the Shareholders vote in favor of, or consent in writing to, the approval and adoption of this Agreement and the transactions contemplated hereby (and shall not later withdraw or modify such recommendation) and consult with Buyer with respect to such written notice and proxy statement and afford Buyer reasonable opportunity to comment thereon; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company from fulfilling its duty of candor or disclosure to the Shareholders of the Company under Applicable Law; and

(iii)          use its commercially reasonable efforts to obtain the necessary Shareholder Approval.

(b)           The information supplied by the Company for inclusion in such written notice and proxy statement shall not (i) at the time such notice and proxy statement (or any amendment thereof or supplement thereto) is first mailed to the Shareholders and (ii) at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.  If at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the proxy statement, the Company shall promptly inform Buyer.  All documents that the Company is responsible for delivering to the Shareholders in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material respects with the applicable requirements under Applicable Law, including the BCL.

5.3           No Solicitation by the Company.

(a)           The Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it

(collectively, the “Agents”), nor shall it encourage or assist any of the Shareholders to, directly or indirectly, (A) solicit, initiate or encourage, including by way of furnishing information, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be likely to lead to, any Takeover Proposal, (B) enter into or maintain or continue or otherwise participate in discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Takeover Proposal, or agree to or endorse any Takeover Proposal, or authorize or permit any of its Agents to take any such action, or (C) enter into any agreement or agreement in principle with any third party with respect to a Takeover Proposal.  The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.  The Company immediately shall (A) cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Takeover Proposal, (B) immediately notify Buyer (orally and in writing) if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, any information is requested with respect to the transactions contemplated hereby or any Takeover Proposal is made with respect to the Company, Company Subsidiaries, or any of their material Assets, (C) include in such notification the terms of any such Takeover Proposal that it may receive with respect thereto (and provide Buyer with a copy thereof in writing), including the identity of the soliciting party and (D) keep Buyer informed with respect to the foregoing.

(b)           For purposes of this Agreement, “Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person or “group” (as such term is defined in Section 13(d) of the Securities and Exchange Act of 1934) relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, or 25% or more of any class or series of equity securities of the Company or any of the Company Subsidiaries, any tender offer, exchange offer or otherwise that if consummated would result in any Person or “group” beneficially owning 25% or more of any class or series of equity securities of the Company or any of the Company Subsidiaries, or any acquisition or proposed acquisition pursuant to which any third party acquires or would acquire, directly or indirectly, by means of a merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction or the sale or other transfer of assets or control of assets (including for this purpose the outstanding equity securities of the Company Subsidiaries and any entity surviving any merger or business combination with any of them) involving the Company or any of the Company Subsidiaries, as appropriate, for consideration with a fair market value equal to 25% or more of the aggregate market value of all of the outstanding Shares on or prior to the date hereof, other than the Merger.

5.4           Confidentiality Agreement.

Each of the parties confirms that that certain Confidentiality Agreement (the “Confidentiality Agreement”) entered into between the Company and Buyer, dated September 20, 2004, remains a binding, valid and enforceable obligation of the parties thereto, has not been amended by the terms of this Agreement and shall not be amended except by a writing signed by each of the Company and the Buyer.  Each of the parties hereto will hold and will cause its representatives and Affiliates to hold in confidence all documents and information furnished to it in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement.

5.5           Governmental Authorities.

(a)           Subject to the terms and conditions of this Agreement, each of the Buyer and the Company shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Laws to consummate the transactions contemplated by this Agreement; (ii) file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date hereof; (iii) supply as promptly as practicable any additional information and documentary material that may be requested or required pursuant to any Applicable Law, including the HSR Act; and (iv) cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law as soon as practicable.

(b)           In connection with the efforts referenced in Section 5.5(a), each of Buyer and the Company shall (i) use its commercially reasonable efforts to cooperate in all respects with the other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party informed of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Government Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other governmental authority or, in connection with any proceeding by a private party, with any other Person.  The foregoing obligations in this Section 5.5 shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege, and each of the parties hereto shall coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under Antitrust Law.  The parties will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required authorizations, consents, Court Orders or approvals.

(c)           If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted by any Government Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, each of the parties shall use commercially reasonable efforts to resolve such objections or challenge as such Government Entity or private party may have to such transactions under such Antitrust Law, including to vacate, lift, reverse or overturn any Court Order, whether temporary, preliminary or permanent, so as to permit consummation of the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, Buyer shall promptly take and diligently pursue any or all of the following actions to the extent necessary to eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Government Entity with jurisdiction over the enforcement of any Applicable Law, including any Antitrust Law, regarding the legality of the consummation of the Merger or the acquisition of any asset of the Company or any Company Subsidiary:  (i) entering into negotiations, providing information, making proposals, entering into and performing agreements or submitting to Court Orders, or, pursuant to any such agreement or Court Order or otherwise, selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise), particular assets or categories of assets (including, after the Closing, any asset of the Company or any Company Subsidiary), or operations, of Buyer or any of its Affiliates; (ii) using its reasonable best efforts to prevent the entry in a judicial or administrative proceeding brought under any Applicable Law by any Government Entity or any other Person of any permanent, temporary or preliminary injunction or other Court Order that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would prevent or delay such consummation; (iii) taking promptly and diligently pursuing, in the event that an injunction or Court Order has been issued as referred to in this Section 5.5, any and all steps, including the appeal thereof, the posting of a bond and/or the steps contemplated by this Section 5.5, necessary to vacate, modify or suspend such injunction or Court Order so as to permit such consummation as promptly as possible; and (iv) promptly take and diligently pursue all other actions and do all other things necessary and proper to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by any Government Entity or any other Person to the consummation of the Merger in accordance with the terms of this Agreement.

(d)           Each of Buyer and the Company shall exercise commercially reasonable efforts to prevent the entry in any claim, action, suit, audit, assessment, arbitration, inquiry, proceeding or investigation, by or before any Government Entity which governs Antitrust Law (collectively, “Antitrust Authorities”), or any other Person of any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any Government Entity which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

5.6           Approvals and Consents.  The parties shall use their respective commercially reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders, including, without limitation, (a) all regulatory rulings and approvals of any Government Entity and (b) all actions, consents, approvals, estoppels or waivers from any party to any Company Contract that is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

5.7           Additional Agreements; Commercially Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each of the parties shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (a) contesting any legal proceeding relating to the Merger and (b) executing any additional instruments necessary to consummate the transactions contemplated hereby.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the date hereof.  If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

5.8           Employee Benefits.

(a)           Buyer shall cause the Surviving Corporation and the Company Subsidiaries to provide the employees of the Company and Company Subsidiaries as of the Effective Time (the “Affected Employees”), for a period ending on the first anniversary of the Effective Time (the “Employee Transition Period”), with compensation and employee benefits (other than equity or equity-based plans and other than incentive and bonus arrangements listed in Section 5.1 of the Company Disclosure Letter) which are substantially similar in the aggregate to those offered, by policy in the Ordinary Course of Business, immediately prior to the Effective Time or otherwise required by Applicable Law.  Buyer shall honor, and shall cause the Surviving Corporation to expressly assume and agree to perform, all obligations of the Company and Company Subsidiaries under any “change of control” or similar provisions relating to employees contained in any existing policy, contract or agreement disclosed in Section 3.14 of the Company Disclosure Letter in the same manner and to the same extent that the Company would be required to perform if the transactions contemplated herein had not taken place.  Buyer shall, and shall cause the Surviving Corporation to, honor all written termination or severance agreements with officers, employees and directors of the Company or any Surviving Company disclosed in Section 3.14 of the Company Disclosure Letter in accordance with their terms in effect immediately prior to the Effective Time, except to the extent amended with the consent of the affected individual.  Nothing in this Agreement shall be construed to create any right, benefit, entitlement or employment or other contract between any employee, officer or director of any of the Company, the Surviving Corporation or any Company Subsidiary, on the one hand, and the Buyer, the Surviving Corporation or any Company Subsidiary, on the other hand.

(b)           Buyer shall, and shall cause the Surviving Corporation and the Company Subsidiaries to, honor all unused vacation, holiday, sickness and personal days and other applicable local leave days accrued by the employees of the Surviving Corporation and Company Subsidiaries under the policies and practices of the Company or Company Subsidiaries in effect immediately prior to the Effective Time.  In the event of any change (other than by reason of applicable resolution) in the welfare benefits or other applicable local benefits provided to any employee of the Surviving Corporation or any Company Subsidiary under any plan, arrangement or applicable local custom, Buyer shall, or shall cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under such plan, except to the extent that such conditions, exclusions or waiting periods would apply under the Company’s or such Company Subsidiary’s then existing plans absent any change in such welfare plan coverage and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid during the Plan year of such change prior to any such change in coverage in satisfying any applicable deductible or out-of-pocket requirements under such new or changed plan for such Plan year.

5.9           Access to Information.  The Company shall, and shall cause each of its Company Subsidiaries to, upon reasonable advance notice, afford to Buyer, any of its financing sources and their representatives reasonable access during normal business hours to all of the properties, personnel, books and records of the Company and the Company Subsidiaries (including Tax Returns filed and those used in preparation, workpapers and other items relating to Taxes), and shall furnish as promptly as reasonably practical or cause to be furnished promptly such reasonably available information concerning the business, properties and personnel of the Company and the Company Subsidiaries as Buyer may reasonably request; provided, however, that no such access to information shall unreasonably interfere with the Company’s or any of the Company Subsidiaries’ operation of its business; provided, further, that the Company shall not be required to provide access to or furnish any information if to do so would contravene any agreement to which the Company is party or any Applicable Law; provided, further that, the Company shall use commercially reasonable efforts to obtain permission to furnish such information.  All such information shall be kept confidential in accordance with the terms of the Confidentiality Agreement or any similar agreement entered into between the Company and any Person to whom the Company provides information pursuant to this Section 5.9.

5.10         Public Announcements.  On and after the date hereof and through the Effective Time, the Company, Acquisition Sub and Buyer shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the other parties’ written approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by Applicable Law.

5.11         Indemnification; Insurance.

(a)           For a period of six (6) years following the Effective Time, Buyer shall cause the Surviving Corporation to comply with all obligations of the Company in existence or in effect as of the date hereof, under Applicable Law, the Constituent Documents and contracts, to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under Applicable Law, the Constituent Documents and such contracts, to each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any Company Subsidiary (the “Indemnified Officers”) against all losses, claims, damages, costs, expenses (including, without limitation, counsel fees and expenses), settlement payments or Liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or a Company Subsidiary, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to, at or after the Effective Time.  The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 5.11 shall apply without limitation to acts or omissions, other than illegal acts or acts of fraud, or alleged acts or omissions, other than illegal acts or acts of fraud, by the Indemnified Officers in their capacities as officers or directors, as the case may be.  Each Indemnified Officer, and his or her heirs and legal representatives, is intended to be a third party beneficiary of this Section 5.11 and may specifically enforce its terms.  This Section 5.11 shall not limit or otherwise adversely affect any rights any Indemnified Officer may have under any agreement with the Company or any Company Subsidiary or under the Company’s or any such Subsidiary’s organizational documents.

(b)           For a period of six years following the Effective Time, Buyer shall cause the Surviving Corporation to maintain policies of directors’ and officers’ liability insurance covering each Indemnified Officer with respect to claims arising from facts or events that occurred on or prior to the Effective Time and providing at least (i) $25,000,000 of liability coverage and (ii) the same coverage and amounts and containing terms that are not less advantageous to the insured parties than those contained in the policies of directors’ and officers’ liability insurance in effect as of the date hereof for officers and directors of Buyer.  Every person who is an officer or director of the Company immediately prior to the Effective Time shall be a named insured party on such policies of directors’ and officers’ liability insurance for such six year period following the Effective Time.

5.12         Cooperation with Financing.

(a)           The Company shall, and shall cause each Company Subsidiary to, reasonably cooperate with Buyer (and use commercially reasonable efforts to cause PricewaterhouseCoopers LLP to reasonably cooperate with Buyer) in connection with the consummation and syndication of the Debt Financing and in connection with the preparation of written offering materials used to complete such debt financing, to the extent information contained therein relates to the Company and Company Subsidiaries, which cooperation shall include (i) providing reasonable and customary management and legal representations to PricewaterhouseCoopers LLP and (ii) arranging for employees of the Company or the Company Subsidiaries to participate in such presentations, road shows and due diligence meetings as may reasonably be required in relation to such debt financing.  Without limiting the foregoing, between the date hereof and the Closing, the Company shall use commercially reasonable efforts to: (i) deliver to Buyer as soon as practical and in any event on or before January 20, 2005, the consolidated financial statements for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004 in a form that complies with Regulation S-X promulgated by the Securities and Exchange Commission; (ii) deliver to Buyer true and complete copies of the unaudited consolidated statements of operations of the Company and Company Subsidiaries for each calendar month beginning with December of 2004 and ending on the last day of the month in which the Closing Date falls as soon as practicable and in any event within fifteen (15) days of the end of such calendar month; and (iii) deliver to Buyer true and complete copies of the unaudited consolidated balance sheet of the Company and Company Subsidiaries for each calendar quarter after December 31, 2004 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the period beginning January 1, 2005 and ending on such quarter end date, together with the financial statements for the corresponding period in the preceding fiscal year (collectively, the “Updated Interim Financial Statements”) as soon as practicable and in any event within forty-five (45) days of the end of such calendar quarter.  The Company shall use commercially reasonable efforts to cause PricewaterhouseCoopers LLP to perform a SAS-100 review with respect to the consolidated financial statements for the nine months ended September 30, 2004 and the Updated Interim Financial Statements (which SAS-100 review shall occur prior to delivery by the Company to Buyer of such Updated Interim Financial Statements).  Unless otherwise agreed, such Updated Interim Financial Statements shall be prepared in accordance with GAAP, applied on the same basis as the financial information delivered pursuant to Section 3.6 hereof, shall fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company for the periods and dates covered thereby (subject to normal and recurring year end adjustments and the absence of notes) and will comply in all material respects with Regulation S-X promulgated by the Securities and Exchange Commission.  The Company shall use commercially reasonable efforts to cause PricewaterhouseCoopers LLP to (i) provide Buyer with all opinions and consents (including audit reports) with respect to financial statements of the Company and Company Subsidiaries necessary for inclusion in any offering memoranda prepared in connection with any offering of securities pursuant to Rule 144A promulgated under the Securities Act, or for the completion of filings with the Securities and Exchange Commission under the Securities Act and the Securities Exchange Act of 1934, as amended, until such time as such financial statements, opinions and consents are no longer required to be included in such filings by the Securities Act, the Securities Exchange Act or the rules and regulations promulgated thereunder and (ii) provide any necessary “comfort letters.”

(b)           Each of Buyer and Acquisition Sub shall take all necessary steps within its control to cause (i) the JPMP Equity Amount to be drawn under that certain Equity Commitment Letter dated of even date herewith and attached as Exhibit E hereto from J.P. Morgan Partners (BHCA), L.P. to Buyer, and (ii) each of the conditions under the Commitment Letters to be satisfied and the Debt Financing to be completed.  Neither Buyer nor Acquisition Sub will terminate, amend or otherwise modify any of the Commitment Letters in any manner adverse to the Company without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  If the closing conditions set forth in Article VI (other than Sections 6.3(d), 6.3(e) and any other condition which, by its terms, cannot be satisfied until the Closing Date) has been satisfied and the Effective Time has not occurred prior to the fourth (4th) Business Day preceding the Outside Date, the Buyer shall immediately, subject to the terms and conditions set forth in the Commitment Letter relating to the Debt Financing, borrow funds under the Bridge Facility (as such term is defined in the respective Commitment Letter) draw the JPMP Equity Amount and borrow funds available under the Senior Facilities (as such term is defined in the respective Commitment Letter) necessary to fund the payment of the Merger Consideration and expenses and costs relating to the negotiation, execution and performance of the obligations of the Parties hereunder, and to otherwise perform its obligations with respect to the transactions contemplated by this Agreement

5.13         ISRA Approval.  The Company shall prior to the Closing obtain either (i) final ISRA approval reasonably satisfactory to Buyer from the New Jersey Department of Environmental Protection (i.e., a nonapplicability determination, an approved negative declaration or a no further action letter, each an “ISRA Approval”) or, (ii) if such ISRA Approval cannot be obtained prior to Closing, a remediation agreement issued pursuant to ISRA.

5.14         Certain Notices.

(a)           Between the date hereof and the Closing Date, the Company shall promptly notify Buyer of the following matters it has knowledge of: (i) the occurrence or non-occurrence of any fact or event that would reasonably be likely (x) to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect or (y) to cause any covenant or condition of the Company contained in this Agreement not to be complied with or satisfied in any material respect; (ii) any failure of the Company to comply with or satisfy any covenant or condition to be complied with or satisfied by such party or parties hereunder in any material respect; (iii) any written notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement or that such transactions otherwise may violate the rights of or confer remedies upon such Person; (iv) any written notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement; and (v) any actions commenced relating to the Buyer or any of its Affiliates, the Company or any Company Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed to Buyer pursuant to this Agreement.  Notwithstanding the foregoing, such notices shall not be deemed to cure, or to relieve the Company from any liability or obligation with respect to, any breach of or failure to satisfy any representation, warranty, covenant, condition or agreement made hereunder.

(b)           Between the date hereof and the Closing Date, Buyer will promptly notify the Company in writing of the following matters it has knowledge of:  (i) the occurrence or non-occurrence of any fact or event that would reasonably be likely (x) to cause any representation or warranty of Buyer contained in this Agreement to be untrue or inaccurate in any material respect or (y) to cause any covenant or condition of Buyer contained in this Agreement not to be complied with or satisfied in any material respect; (ii) any failure of Buyer to comply with or satisfy any covenant or condition to be complied with or satisfied by such party or parties hereunder in any material respect; (iii) any written notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement or that such transactions otherwise may violate the rights of or confer remedies upon such Person; and (iv) any written notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement.  Notwithstanding the foregoing, such notices shall not be deemed to cure, or to relieve Buyer from any liability or obligation with respect to, any breach of or failure to satisfy any representation, warranty, covenant, condition or agreement made hereunder as of the date hereof.

5.15         Assumption of Kansas City Lease.  From and after the Effective Time, Buyer shall honor, and shall cause the Surviving Corporation to, and the Surviving Corporation hereby agrees to, expressly assume and agree to perform, all obligations of the Company under the Lease Agreement dated August 1, 1985 City of Kansas City, Kansas and the Company.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval shall have been obtained;

(b)           no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Government Entity which prohibits, restrains, enjoins or restricts the consummation of transactions contemplated by this Agreement;

(c)           there shall not be any Action pending or threatened by any governmental agency, and no Court Order shall have been entered, restraining, enjoining or prohibiting or seeking to restrain, enjoin or prohibit the consummation of transactions contemplated by this Agreement; and

(d)           any waiting period applicable to the Merger under the HSR Act and any Antitrust Law shall have terminated or expired and any other governmental or regulatory notices or approvals required to have been given or obtained prior to the Effective Time with respect to the transactions contemplated hereby shall have been either filed or received.

6.2           Conditions to the Obligation of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           the representations and warranties of Buyer and Acquisition Sub contained in this Agreement or in any other document delivered pursuant hereto, disregarding all qualifications made therein by terms such as “material,” “materiality,” or “Material Adverse Effect,” shall be true and correct in all respects, in each case at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except to the extent that such inaccuracy would not be reasonably expected to have a Material Adverse Effect;

(b)           each of the covenants and obligations of Buyer and Acquisition Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

(c)           the Buyer shall have delivered to the Company a certificate dated as of the Effective Time and signed by an executive officer of the Buyer: (i) to the effect that (A) the copy of its Certificate of Incorporation attached to the certificate, which shall have been certified by the Secretary of State of the State of Delaware within ten (10) days of the Effective Date, is true, correct and complete, (B) a true and correct copy of the Buyer’s bylaws as in effect on the Effective Date is annexed to such certificate and (C) a true and correct copy of the resolutions by the Buyer’s Board of Directors authorizing the actions taken in connection with this Agreement is annexed to such certificate; (ii) setting forth the incumbent officers of the Buyer and including specimen signatures on such certificate or certificates of such officers executing this Agreement on behalf of Buyer as their genuine signatures; and (iii) attaching certificates of good standing (or applicable concept in its jurisdiction of incorporation) certified by the Secretaries of State or other appropriate officials of the jurisdictions of their respective incorporation or formation and all jurisdictions in which the Buyer is qualified to do business; and

(d)           the Acquisition Sub shall have delivered to the Company a certificate dated as of the Effective Time and signed by an executive officer of the Acquisition Sub: (i) to the effect that (A) the copy of its articles of incorporation attached to the certificate, which shall have been certified by the Secretary of State of the State of Delaware within ten (10) days of the Effective Date, are true, correct and complete, (B) a true and correct copy of the Acquisition Sub’s bylaws as in effect on the Effective Date is annexed to such certificate and (C) a true and correct copy of the resolutions by (1) the Acquisition Sub’s Board of Directors authorizing the actions taken in connection with this Agreement and (2) shareholders approving the Merger is annexed to such certificate; (ii) setting forth the incumbent officers of the Acquisition Sub and including specimen signatures on such certificate or certificates of such officers executing this Agreement on behalf of Acquisition Sub as their genuine signatures; and (iii) attaching certificates of good standing (or applicable concept in its jurisdiction of incorporation) certified by the Secretaries of State or other appropriate officials of the jurisdictions of their respective incorporation or formation and all jurisdictions in which the Acquisition Sub is qualified to do business.

6.3           Conditions to the Obligations of Buyer and Acquisition Sub.  The respective obligations of Buyer and Acquisition Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           the representations and warranties of the Company contained in this Agreement or in any other document delivered pursuant hereto, disregarding all qualification made therein by terms such as “material,” “materiality,” or “Material Adverse Effect,” shall be true and correct in all respects, in each case at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except to the extent that such inaccuracy would not be reasonably expected to cause a Material Adverse Effect;

(b)           each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

(c)           the Company shall have obtained the consents or approvals listed on Section 3.5(a) of the Company Disclosure Letter;

(d)           the Debt Financing shall have been consummated on the terms and conditions set forth in the Commitment Letters relating thereto;

(e)           the redemption of all of the issued and outstanding Preferred Shares pursuant to the terms of the Articles of Incorporation shall have been completed;

(f)            there shall not have occurred any event, circumstance, fact, development or condition that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company; and

(g)           the Company shall have delivered to the Buyer a certificate dated as of the Effective Time and signed by an executive officer of the Company: (i) to the effect that (A) the copy of the Articles of Incorporation attached to the certificate, which shall have been certified by the Secretary of State of the Commonwealth of Pennsylvania within ten (10) days of the Effective Date, are true, correct and complete, (B) a true and correct copy of the Company’s by laws as in effect on the Effective Date is annexed to such certificate and (C) a true and correct copy of the resolutions by (i) the Company’s Board of Directors authorizing the actions taken in connection with this Agreement and (ii) Shareholders approving the Merger is annexed to such certificate is annexed to such certificate; (iii) setting forth the incumbent officers of the Company and including specimen signatures on such certificate or certificates of such officers executing this Agreement on behalf of Company as their genuine signatures; and (iv) attaching certificates of good standing (or applicable concept in its jurisdiction of incorporation) certified by the

Secretaries of State or other appropriate officials of the jurisdictions of their respective incorporation or formation and all jurisdictions in which the Company is qualified to do business.

ARTICLE 7
TERMINATION; AMENDMENT; WAIVER

7.1           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after Shareholder Approval has been obtained:

(a)           by mutual written consent of Buyer and the Company;

(b)           by Buyer and Acquisition Sub, on the one hand, or the Company, on the other hand, if (i) any court of competent jurisdiction or other Government Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by April 30, 2005 (the “Outside Date”); provided, that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before the Outside Date;

(c)           by the Company if (i) there shall have been a breach of any representation or warranty on the part of Buyer or Acquisition Sub set forth in this Agreement, or if any representation or warranty of Buyer or Acquisition Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) would not be satisfied and such breach of failure to be true is not cured by Buyer or Acquisition Sub within 20 Business Days after Buyer and the Acquisition Sub receive written notice thereof by the Company or (ii) there shall have been a breach by Buyer or Acquisition Sub of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Buyer or materially adversely affecting (or materially delaying) the consummation of the Merger, and Buyer or Acquisition Sub, as the case may be, has not cured such breach within 20 Business Days after notice by the Company thereof; provided, that the Company has not materially breached any of its obligations hereunder and such breach(es), in the absence of the breach(es) of the Buyer and/or the Acquisition Sub, would cause the Effective Time to not have occurred on or before the Outside Date;

(d)           by Buyer and Acquisition Sub if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) would not be satisfied and such breach or failure to be true is not cured by the Company within 20 Business Days after the Company receives written notice thereof by Buyer or (ii) there shall have been a breach by the Company of its covenants or agreements hereunder having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and the Company has not cured such breach within 20 Business Days after notice by Buyer or Acquisition Sub thereof; provided, that neither the Buyer nor the Acquisition Sub has materially breached any of its obligations hereunder and such breach(es), in the absence of the breach(es) of the Company, would cause the Effective Time to not have occurred on or before the Outside Date;

(e)           by Buyer and Acquisition Sub, on the one hand, or the Company, on the other hand, if the Agreement was not approved and adopted by the Shareholders pursuant to the provisions of the BCL at the Shareholders Meeting;

(f)            by Buyer and Acquisition Sub, if the condition set forth in Section 6.1(a) has not been satisfied or on prior to February 15, 2005; or

(g)           by Buyer and Acquisition Sub, if any Takeover Proposal shall have been consummated.

7.2           Effect of Termination.  In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any Liability on the part of any party hereto or its Affiliates, directors, officers or Shareholders, other than the provisions of this Section 7.2 and Sections 8.8 and 8.9, provided, however, that such termination shall not relieve any party hereto of any Liability for any breach of any term hereof prior to the date of such termination and shall have no effect on the enforceability of the terms, conditions and obligations set forth in the Confidentiality Agreement.

7.3           Amendment.  This Agreement may be amended by action taken by the Company, Buyer and Acquisition Sub at any time before or after Shareholder Approval has been obtained, but, after Shareholder Approval has been obtained, no amendment shall be made which requires the approval of such Shareholders under Applicable Law without such approval.  This Agreement may be amended only by an instrument in writing signed on behalf of the parties hereto.

7.4           Extension; Waiver.  At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE 8
MISCELLANEOUS

8.1           Entire Agreement; Assignment.  This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however that Buyer may assign its rights and obligations under this Agreement to (i) an Affiliate of Buyer provided that Buyer shall remain primarily liable for its obligations hereunder or (ii) any lender of Buyer as collateral security.

8.2           Survival of Representations, Warranties and Agreements.  No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement, shall survive beyond the Effective Time. This Section 8.2 shall not limit any covenant or agreement set forth in this Agreement, which covenants and agreements shall survive the Effective Time.

8.3           Validity.  If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.

8.4           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

if to Buyer or Acquisition Sub:	Niagara Holdings, Inc. c/o JPMorgan Partners, LLC 1221 Avenue of the Americas 39th Floor New York, NY 10020-1080 Attention: Tim Walsh Facsimile: 212-899-3401

With a copy to:	Latham & Watkins LLP 885 Third Avenue New York, NY 10022
	Attention:	Sam Fishman, Esq.
David Allinson, Esq.
Facsimile: (212) 751-4864

if to the Company to:	PQ Corporation 1200 Swedesford Road Berwyn, PA 19312 Attention: Stanley W. Silverman, President and Chief Executive Officer Facsimile: 610-651-4504

With a copy to:	Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 Attention: James D. Rosener, Esquire Facsimile: 610.640.7835

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

8.5           Governing Law.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except as to any matters relating to the corporate governance or capital stock of the Company, which shall be governed by the laws of the Commonwealth of Pennsylvania, in each case without regard to the principles of conflicts of law of the State of New York or the Commonwealth of Pennsylvania or any other jurisdiction.

(b)           By execution and delivery of this Agreement, each of the parties hereto accepts and consents to the non-exclusive jurisdiction of (i) the courts of the Commonwealth of Pennsylvania sitting in the County of Chester and the federal courts sitting in the Eastern District of Pennsylvania and (ii) the courts of the State of New York and the federal courts sitting in the Southern District of New York, for itself and in respect of its property, and waives in respect of both itself and its property any defense it may have as to or based on sovereign immunity, jurisdiction, improper venue or inconvenient forum.  Each of the parties hereto irrevocably consents to the service of any process or other papers by the use of any of the methods and to the addresses set for the giving of notices pursuant to this Agreement.  Nothing herein shall affect the right of any party hereto to serve such process or papers in any other manner permitted by law.

8.6           Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.7           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as provided in Article 2 and Section 5.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.8           Personal Liability.  This Agreement shall not create or be deemed to create or permit any personal Liability or obligation on the part of any direct or indirect shareholder of the Company or Buyer or any officer, director, employee, agent, representative or investor of any party hereto.

8.9           Expenses.

(a)           Each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.  Notwithstanding the foregoing, the Company shall pay all of Buyer’s reasonable out-of-pocket expenses, including, but not limited to, all of Buyer’s legal, accounting, investment banking and other expenses, in each case paid to external advisers and not to the Buyer or Affiliates of the Buyer, up to a maximum aggregate amount equal to $5,000,000, if (i) the Agreement terminates pursuant to Section 7.1(b)(ii) and the condition set forth in Section 6.1(a) has not been satisfied, or (ii) the Agreement is terminated by the Buyer pursuant to Section 7.1(e), Section 7.1(f), or Section 7.1(g).

(b)           If (i) the Agreement terminates pursuant to Section 7.1(b)(ii) and the condition set forth in Section 6.1(a) has not been satisfied, or (ii) the Agreement is terminated by the Buyer pursuant to Section 7.1(d), Section 7.1(e), Section 7.1(f) or Section 7.1(g) and, in each case with respect to (i) and (ii)  within 12 months after the date of this Agreement the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal, or a Recapitalization, then, in either such case, the Company shall pay to Buyer by wire transfer of same-day funds a fee in cash (the “Termination Fee”) equal to 3.0% of the Merger Consideration within two Business Days thereafter.  “Recapitalization” means any transaction or series of related transactions pursuant to which the Company, in the same or related transaction, transfers to the holders of shares of Company capital stock a cash dividend or distribution in an amount in excess of $40,000,000 or redeems, repurchases or otherwise acquires shares of Company capital stock in an amount in excess of $40,000,000.

(c)           The Company acknowledges that the agreements contained in Section 8.9 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee, and in order to obtain such payment, Buyer commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses in connection with such suit, together with interest on the Termination Fee from and including the date payment of the Termination Fee was due to, but excluding the date of actual payment at the prime rate of JPMorgan Chase Bank, N.A., in effect on the date such payment was required to be made).  If applicable, the Termination Fee shall not be payable more than once pursuant to this Section 8.9.

8.10         Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy.  Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

8.11         Counterparts.  This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

8.12         Waiver.  At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.13         Terms Generally.  The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Disclosure Letters delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Disclosure Letters shall be deemed references to Sections of, and Exhibits to, Disclosure Letters with this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 8.13 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

8.14         Disclosure Generally.  Of and to the extent any information required to be furnished in any section of the Company Disclosure Letter is contained in this Agreement or disclosed on any section of the Company Disclosure Letter, such information shall be deemed to be included in all sections of the Company Disclosure Letter in which the information is required to be included to the extent such disclosure is reasonably apparent on its face.  The inclusion of any information in any section of the Company Disclosure Letter shall not be deemed to be an admission or acknowledgment by the Company, in and of itself, that such information is required by the terms hereof to be disclosed or is material to or outside the Ordinary Course of the Business of the Company.

[SIGNATURE PAGE FOLLOWS; REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PQ CORPORATION

By:	/s/ Stanley W. Silverman

Name:	Stanley W. Silverman

Title:	President & Chief Executive Officer

NIAGARA HOLDINGS, INC.

By:	/s/ Timothy Walsh

Name:	Timothy Walsh

Title:	President

NIAGARA ACQUISITION, INC.

By:	/s/ Timothy Walsh

Name:	Timothy Walsh

Title:	President

[signature page to Agreement and Plan of Merger]

EXHIBIT A

VOTING AGREEMENT AND IRREVOCABLE PROXY

EXHIBIT B

FORM OF ARTICLES OF MERGER

EXHIBIT C

FORM OF CERTIFICATE OF MERGER

EXHIBIT D

FORM OF LETTER OF TRANSMITTAL

EXHIBIT E

FORM OF COMMITMENT LETTERS

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PQ CORPORATION,

NIAGARA HOLDINGS, INC.

AND

NIAGARA ACQUISITION, INC.

DATED AS OF DECEMBER 15, 2004

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS

1.1	Certain Definitions.

ARTICLE 2 THE MERGER

2.1	The Merger.
2.2	Effective Time.
2.3	Closing of the Merger.
2.4	Effects of the Merger.
2.5	Articles of Incorporation and Bylaws.
2.6	Board of Directors.
2.7	Officers.
2.8	Conversion of Shares; Redemption of Preferred Stock.
2.9	Options.
2.10	Payment of Merger Consideration.
2.11	Dissenters Rights.
2.12	Withholding Rights.
2.13	FIRPTA Affidavit.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization
3.2	Capitalization
3.3	Company Subsidiaries
3.4	Authority Relative to this Agreement
3.5	Consents and Approvals; No Violations
3.6	Financial Statements
3.7	Absence of Certain Changes or Events
3.8	Litigation
3.9	Absence of Undisclosed Liabilities
3.10	Health, Safety and Environmental Laws and Regulations
3.11	Taxes
3.12	Permits
3.13	Contracts
3.14	Employee Benefit Plans.
3.15	Labor Matters
3.16	Title to Property
3.17	Property; Facilities
3.18	Intellectual Property Rights
3.19	Takeover Statute
3.20	Brokers; Opinion of Financial Advisor
3.21	Transactions with Affiliates
3.22	Insurance Coverage
3.23	Suppliers
3.24	Compliance with Laws

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3.25	No Other Representations or Warranties

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION SUB

4.1	Organization
4.2	Authorization
4.3	Consents and Approvals; No Conflict or Violation
4.4	No Prior Activities
4.5	Financial Ability
4.6	Compliance with Law
4.7	Brokers
4.8	No Additional Representations; Disclaimer Regarding Estimates and Projections

ARTICLE 5 COVENANTS

5.1	Conduct of Business of the Company.
5.2	Approval of Shareholders.
5.3	No Solicitation by the Company
5.4	Confidentiality Agreement.
5.5	Governmental Authorities.
5.6	Approvals and Consents.
5.7	Additional Agreements; Commercially Reasonable Efforts.
5.8	Employee Benefits.
5.9	Access to Information.
5.10	Public Announcements.
5.11	Indemnification; Insurance.
5.12	Cooperation with Financing
5.13	ISRA Approval
5.14	Certain Notices
5.15	Assumption of Kansas City Lease.

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER

6.1	Conditions to Each Party’s Obligation to Effect the Merger
6.2	Conditions to the Obligation of the Company
6.3	Conditions to the Obligations of Buyer and Acquisition Sub

ARTICLE 7 TERMINATION; AMENDMENT; WAIVER

7.1	Termination
7.2	Effect of Termination.
7.3	Amendment.
7.4	Extension; Waiver.

ARTICLE 8 MISCELLANEOUS

8.1	Entire Agreement; Assignment.
8.2	Survival of Representations, Warranties and Agreements.

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8.3	Validity.
8.4	Notices.
8.5	Governing Law.
8.6	Descriptive Headings.
8.7	Parties in Interest.
8.8	Personal Liability.
8.9	Expenses.
8.10	Specific Performance.
8.11	Counterparts.
8.12	Waiver.
8.13	Terms Generally.
8.14	Disclosure Generally.

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EXHIBITS

B-1